                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                                 SYSTEMIX, INC.
                                       AT
                              $19.50 NET PER SHARE
                                       BY
                         NOVARTIS BIOTECH HOLDING CORP.
                      AN INDIRECT WHOLLY OWNED SUBSIDIARY
                                       OF
                                 NOVARTIS INC.
                                    --------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON FRIDAY,                       FEBRUARY 14, 1997, UNLESS THE OFFER IS
                                   EXTENDED.
                             ---------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (I) NOT LESS THAN A
 MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OTHER THAN SHARES OWNED BY
  NOVARTIS INC. ("PARENT") OR NOVARTIS BIOTECH HOLDING CORP. ("PURCHASER")
    (THE "FIRST MINIMUM CONDITION") AND (II) AT LEAST THE NUMBER OF SHARES
     THAT WHEN ADDED TO THE SHARES OWNED BY PARENT AND PURCHASER SHALL CONSTITUTE 90% OF THE SHARES THEN OUTSTANDING (THE "SECOND MINIMUM
       CONDITION"). THE FIRST MINIMUM CONDITION MAY NOT BE WAIVED WITHOUT
       THE CONSENT OF A MAJORITY OF THE INDEPENDENT DIRECTORS (AS DEFINED BELOW). PURCHASER HAS AGREED TO WAIVE THE SECOND MINIMUM
        CONDITION UNDER                  CERTAIN CIRCUMSTANCES
                               DESCRIBED HEREIN.
                             ---------------------

THE BOARD OF DIRECTORS OF SYSTEMIX, INC., BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING (WITH ALL DIRECTORS WHO ARE DESIGNEES OF PARENT ABSTAINING),
 BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF
  THE DIRECTORS OF THE COMPANY WHO ARE NOT OFFICERS OR DIRECTORS OF PARENT
    OR PURCHASER NOR OFFICERS OR CONSULTANTS OF THE COMPANY (THE
     "INDEPENDENT DIRECTORS"), HAS DETERMINED THAT EACH OF THE OFFER AND
     THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS
       OF, THE STOCKHOLDERS OF SYSTEMIX, INC. (OTHER THAN PARENT AND
       PURCHASER), AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND
                  TENDER THEIR SHARES PURSUANT TO THE OFFER.
                             ---------------------

                                   IMPORTANT

    ANY STOCKHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH STOCKHOLDER'S SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OF SYSTEMIX, INC. (THE "SHARES") SHOULD EITHER (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND MAIL OR DELIVER IT TOGETHER WITH THE CERTIFICATE(S) EVIDENCING TENDERED SHARES, AND ANY OTHER REQUIRED DOCUMENTS, TO THE DEPOSITARY OR TENDER SUCH SHARES PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN "THE TENDER OFFER -- SECTION 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES" OR (2) REQUEST SUCH STOCKHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH STOCKHOLDER. ANY STOCKHOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH STOCKHOLDER DESIRES TO TENDER SUCH SHARES.

    ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURE FOR GUARANTEED DELIVERY SET FORTH IN "THE TENDER OFFER -- SECTION 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES".

    QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY ALSO BE OBTAINED FROM THE INFORMATION AGENT OR FROM BROKERS, DEALERS, COMMERCIAL BANKS OR TRUST COMPANIES.
                             ---------------------
  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
 THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY
   OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.
                             ---------------------

                      THE DEALER MANAGER FOR THE OFFER IS
                              MORGAN STANLEY & CO.

       INCORPORATED

JANUARY 17, 1997

                               TABLE OF CONTENTS

INTRODUCTION..........................................................................          1

SPECIAL FACTORS.......................................................................          3
  Background of the Offer and the Merger..............................................          3
  Recommendation of the Company's Board; Fairness of the Offer and the Merger.........          4
  Recommendation of the Company's Board...............................................          4
  Fairness of the Offer and the Merger................................................          5
  Opinion of Lehman Brothers Inc. ....................................................          6
  Company Financial Projections.......................................................         12
  Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger.....         13
  Analysis of Financial Advisor to Parent.............................................         13
  Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser
    for the Offer and the Merger......................................................         16
  Plans for the Company After the Offer and the Merger; Certain Effects of the
    Offer.............................................................................         17
  Rights of Stockholders in the Merger................................................         18
  The Merger Agreement................................................................         18
  Interests of Certain Persons in the Offer and the Merger............................         24
  Beneficial Ownership of Common Stock................................................         25
  Related Party Transactions..........................................................         26
  Fees and Expenses...................................................................         27

THE TENDER OFFER......................................................................         28
   1. Terms of the Offer; Expiration Date.............................................         28
   2. Acceptance for Payment and Payment for Shares...................................         29
   3. Procedures for Accepting the Offer and Tendering Shares.........................         30
   4. Withdrawal Rights...............................................................         32
   5. Certain Federal Income Tax Consequences.........................................         33
   6. Price Range of Shares; Dividends................................................         34
   7. Certain Information Concerning the Company......................................         34
   8. Certain Information Concerning Purchaser and Parent.............................         37
   9. Financing of the Offer and the Merger...........................................         38
  10. Dividends and Distributions.....................................................         38
  11. Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange
       Act Registration...............................................................         38
  12. Certain Conditions of the Offer.................................................         39
  13. Certain Legal Matters and Regulatory Approvals..................................         41
  14. Fees and Expenses...............................................................         42
  15. Miscellaneous...................................................................         43

SCHEDULE I.      Directors and Executive Officers of Parent and Purchaser............        I-1
SCHEDULE II.     Opinion of Lehman Brothers Inc. ....................................       II-1
SCHEDULE III.    Summary of Stockholder Appraisal Rights and Text of Section 262 of
                   the General Corporation Law of the State of Delaware..............      III-1
SCHEDULE IV.     Audited Financial Statements (and Related Notes) for the Company for
                   the Years Ended December 31, 1994 and December 31, 1995...........       IV-1
SCHEDULE V.      Unaudited Financial Statements (and Related Notes) for the Company
                   for the Period Ended September 30, 1996...........................        V-1

To the Holders of Common Stock of
  SyStemix, Inc.:

                                  INTRODUCTION

    Novartis Biotech Holding Corp., a Delaware corporation formerly known as Sandoz Biotech Holdings Corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a corporation organized under the laws of Switzerland ("Parent"), hereby offers to purchase all outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc., a Delaware corporation (the "Company"), at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Parent is the successor by merger to Sandoz Ltd. resulting from the merger of Sandoz Ltd. and Ciba-Geigy Limited into Parent.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which is acting as Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See "THE TENDER OFFER -- Section 14. Fees and Expenses".

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING (WITH ALL DIRECTORS WHO ARE DESIGNEES OF PARENT ABSTAINING), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF THE DIRECTORS WHO ARE NOT OFFICERS OR DIRECTORS OF PARENT OR PURCHASER NOR OFFICERS OR CONSULTANTS OF THE COMPANY (THE "INDEPENDENT DIRECTORS"), HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PURCHASER AND PARENT), AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Company has advised Parent that Lehman Brothers Inc. ("Lehman Brothers") has delivered to the Board its written opinion that the $19.50 per Share cash consideration to be offered to the stockholders of the Company in each of the Offer and the Merger (as defined below) is fair to such stockholders (other than Parent) from a financial point of view. See "SPECIAL FACTORS -- Opinion of Lehman Brothers" for further information concerning the opinion of Lehman Brothers.

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (I) NOT LESS THAN A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OTHER THAN SHARES OWNED BY PARENT OR PURCHASER (THE "FIRST MINIMUM CONDITION") AND (II) AT LEAST THE NUMBER OF SHARES THAT WHEN ADDED TO THE SHARES OWNED BY PARENT AND PURCHASER SHALL CONSTITUTE 90% OF THE SHARES THEN OUTSTANDING (THE "SECOND MINIMUM CONDITION"). THE FIRST MINIMUM CONDITION MAY NOT BE WAIVED WITHOUT THE CONSENT OF A MAJORITY OF THE INDEPENDENT DIRECTORS. PURCHASER HAS AGREED TO WAIVE THE SECOND MINIMUM CONDITION UNDER CERTAIN CIRCUMSTANCES DESCRIBED HEREIN. PURCHASER CURRENTLY OWNS 10,610,099 SHARES, CONSTITUTING APPROXIMATELY 73.2% OF THE CURRENTLY OUTSTANDING SHARES. PURCHASER ALSO HAS WARRANTS TO ACQUIRE AN ADDITIONAL 1,367,600 SHARES (THE "WARRANTS"), WHICH IT DOES NOT CURRENTLY INTEND TO EXERCISE. SEE "THE TENDER OFFER -- SECTION 12. CERTAIN CONDITIONS OF THE OFFER", WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

    The Company has advised Purchaser that as of January 10, 1997, (i) 14,500,094 Shares were issued and outstanding, (ii) no Shares were held in the treasury of the Company and (iii) 2,003,188 Shares were reserved for future issuance to employees pursuant to outstanding employee stock options granted pursuant to the Company's stock option plans ("Options"), a maximum of 987,436 of which could become exercisable by February 14, 1997 ("Exercisable Options"). The Company has further advised Purchaser that prior to the announcement of the Offer, there were approximately 153 holders of record of the issued and outstanding Shares. Purchaser beneficially owns 11,977,699 Shares, (i) 5,993,827 of which it acquired pursuant to an Acquisition Agreement, dated as of December 16, 1991 (the "Acquisition Agreement"), among the Company, Parent and Purchaser,
(ii) 4,616,272 of which it acquired pursuant to a Stock and Warrant Purchase Agreement, dated as of January 30, 1995, among the Company, Purchaser and Parent (the "Stock and Warrant Purchase Agreement") and (iii) 1,367,600 of which it has the right to acquire pursuant to Warrants granted under the Stock and Warrant Purchase Agreement (see "SPECIAL FACTORS -- Background of the Offer and the Merger"). Purchaser does not currently intend to exercise any of the Warrants, which have an exercise price of $27.50 per Share. As a result, assuming Purchaser does not exercise any of the Warrants but all Exercisable Options are exercised, the First Minimum Condition would be satisfied if 2,438,716 Shares were validly tendered in the Offer and not withdrawn and the Second Minimum Condition would be satisfied if 3,328,678 Shares were validly tendered in the Offer and not withdrawn.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, and other than Shares held by stockholders who shall have properly demanded and perfected appraisal rights under Section 262 of Delaware Law) will be cancelled and converted automatically into the right to receive $19.50 in cash, or any higher price that may be paid per Share pursuant to the Offer, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in "SPECIAL FACTORS -- The Merger Agreement".

    The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. See "SPECIAL FACTORS -- The Merger Agreement". Under the Company's Certificate of Incorporation and Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, Purchaser currently has sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder.

    Under Delaware Law, if Purchaser owns, following consummation of the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, without a vote of the Company's stockholders. In such event, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. Purchaser's obligation to consummate the Offer is conditioned on there being validly tendered and not withdrawn at least the number of Shares that, when added to the 10,610,099 Shares owned by Purchaser, shall constitute 90% of the Shares then outstanding, so as to enable Purchaser to consummate the Merger without a vote of the Company's stockholders. If, however, fewer than such number of Shares are validly tendered and not withdrawn, and all other conditions set forth in Annex A of the Merger Agreement are satisfied, Purchaser may extend the Offer for a period not to exceed 20 business days after the initial expiration date of the Offer, after which time (or earlier if Parent did not extend the Offer) Purchaser is obligated to waive the Second Minimum Condition and acquire such fewer number of Shares (although it may not acquire less than a majority of the Shares outstanding other than Shares owned by Parent or Purchaser without the consent of a majority of the Independent Directors). In such case, a vote of the Company's stockholders will be required under Delaware Law, and a significantly longer period of time will be required to effect the Merger. See "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger".

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

    On December 16, 1991, the Company, Purchaser and Parent entered into the Acquisition Agreement, pursuant to which Purchaser subsequently acquired 5,993,827 Shares. Pursuant to the Acquisition Agreement, for a ten-year period beginning at closing and subject to certain exceptions, Parent is prohibited from acquiring additional Shares without the approval of the majority of the Independent Directors. The Acquisition Agreement affords Parent representation on the Board in direct proportion to its percentage stock ownership.

    In April 1993, the Company entered into an agreement with Sandoz Pharmaceutical Corporation, a wholly owned affiliate of Sandoz Pharma Ltd. (collectively the "Sandoz entities"), to form a joint venture ("Progenesys") with a primary mission to research and develop hematopoietic cell-based, somatic gene therapies against HIV infection. The Company and the Sandoz entities licensed certain initial technologies, within the field, to Progenesys. On August 31, 1995, the Progenesys partnership was dissolved and replaced by a collaborative agreement (the "HIV Gene Therapy Collaboration") between the Company and the Sandoz entities, with terms and conditions substantially equivalent to those of the partnership agreement. In November 1993, the Company entered into a two-year collaboration agreement with Parent regarding therapeutic anti-viral agents for HIV infection. The Company and Parent jointly decided to terminate the agreement as of March 31, 1995. In March 1994, the Company and Parent agreed to provide funding for a portion of the research carried out at Stanford University School of Medicine. For a fuller description of these arrangements, see "SPECIAL FACTORS -- Related Party Transactions".

    In 1995, Purchaser increased its investment in the Company pursuant to the Stock and Warrant Purchase Agreement, whereby Purchaser acquired 4,616,272 additional Shares and Warrants to acquire a further 1,367,600 Shares.

    On May 23, 1996, Parent delivered a letter to the Board offering to acquire all the issued and outstanding Shares not then owned by Purchaser for $17.00 per Share in cash.

    On May 24, 1996, the three Independent Directors (Messrs. Ruvane, Edgar and Schollmaier) first met to consider Parent's proposal. On the same day they retained their own independent counsel. In early June 1996, the Company advised Parent that the Independent Directors had selected Lehman Brothers to serve as financial advisor. The terms of Lehman Brothers' undertaking to render financial advisory services to the Independent Directors is set forth below in "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc."

    On June 13, 1996, Dr. Daniel L. Vasella, Chief Executive Officer of Parent, invited Edgar Schollmaier, an Independent Director of the Company, to Parent's corporate headquarters in Basle, Switzerland to meet and discuss Parent's proposal. At that meeting, Mr. Schollmaier indicated to Dr. Vasella that the Independent Directors were likely to conclude that Parent's $17.00 per Share proposal was insufficient.

    During August 1996, Morgan Stanley and Lehman Brothers had various discussions regarding the financial aspects of Parent's proposal.

    On September 24, 1996, Joseph J. Ruvane, Jr., an Independent Director of the Company, together with representatives from Lehman Brothers, met in New York with Dr. Raymund Breu, Chief Financial Officer of Parent, and representatives of Morgan Stanley. At the meeting, Morgan Stanley and Lehman Brothers representatives discussed the terms of the outstanding offer made by Purchaser and the Company's future financing needs.

    From October 19 through October 26, 1996, Dr. Breu had telephone conversations and discussions with Harold Edgar, an Independent Director of the Company, regarding Purchaser's offer. Dr. Breu and Mr. Edgar discussed Parent's reasons for such offer and the terms thereof.

    On October 28, 1996, the Independent Directors rejected Parent's offer to acquire the remaining Shares for $17.00 per Share.

    On November 1, 1996, Mr. Schollmaier met with Dr. Breu and reviewed the bases for the Independent Directors' rejection of Parent's proposal. Mr. Schollmaier suggested that the Independent Directors would be willing to resume negotiations at a higher price.

    In mid-November 1996, Dr. Breu advised the Independent Directors that Parent believed it might be mutually beneficial to reopen negotiations.

    On December 19, 1996, Dr. Breu, Dr. Vasella and Dr. Paul Herrling, Head of Research of the Pharma Division of Parent, met in New York with Messrs. Ruvane, Edgar and Schollmaier to discuss the possibility of Purchaser increasing the value of its offer. Parent's representatives indicated a willingness to consider offering $19.50 per Share if acceptable mimimum conditions and other terms could be agreed upon.

    On December 30, 1996, Parent's counsel delivered an initial draft of the Merger Agreement to the Independent Directors, the Company and their respective counsel.

    Negotiations continued over the next several days. On January 6, 1996, Dr. Breu reiterated Parent's willingness to consider offering $19.50 per Share if all remaining issues, including acceptable miminum conditions, were resolved. All remaining issues were resolved on January 10, 1997.

    The Board approved and adopted the Merger Agreement at a meeting held on January 10 and the Merger Agreement was executed as of January 10, 1997.

RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER AND THE MERGER

    RECOMMENDATION OF THE COMPANY'S BOARD

    On January 10, 1997, the Board, by a unanimous vote of all directors present and voting (with all directors who are designees of Parent abstaining), based in part on the unanimous recommendation and approval of the Independent Directors, as required by the Acquisition Agreement, approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser). The Board, by a unanimous vote of all directors present and voting (with all directors who are designees of Parent abstaining), has recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    FAIRNESS OF THE OFFER AND THE MERGER

    In reaching its determinations referred to immediately above, the Independent Directors considered the following factors, each of which, in the view of the Independent Directors, supported such determinations:

        (i) the Company's uncertain financial prospects as a result of (a) the current rate at which the Company is utilizing its available funds, and (b) uncertainty as to whether the Company would be able to raise additional capital which would be adequate for its ongoing needs (particularly in light of Parent's stated refusal to participate in any further financing and Parent's ability to maintain its percentage interest in the Company through certain "top-up" rights granted to Parent and Purchaser in connection with their 1991 investment in the Company);

        (ii) the risk that the Company would suffer the loss of key employees and other adverse consequences if the Company did not accept the Offer and had pursued other alternatives with the attendant delay;

        (iii) the historical market prices and recent trading activity of the Shares, including the fact that the $19.50 per Share cash consideration to be paid to the Public Stockholders in the Offer and Merger represents a premium of 77.3% over the reported cash price on the last full trading day preceding the public announcement of the initial offer by Parent and Purchaser and a premium of 34.5% over the average closing price for the thirty days prior to January 3, 1997;

        (iv) the history of the negotiations between the Independent Directors and their representatives and Parent and its representatives, including the facts that (a) the negotiations resulted in an increase in the price at which Parent and Purchaser were prepared to acquire the Company's outstanding Shares from $17.00 to $19.50 per Share, and (b) the Independent Directors belief that Parent and Purchaser would not further increase the Offer and that $19.50 per Share was the highest price which could be obtained from Parent and Purchaser;

        (v) the opinion of Lehman Brothers that the consideration to be offered to the holders of Shares in each of the Offer and the Merger is fair to such stockholders (other than Parent) from a financial point of view and the report and analysis presented by Lehman Brothers;

        (vi) the First Minimum Condition's requirement that the Offer not be consummated unless at least a majority of those Shares not held by Parent or Purchaser are validly tendered pursuant to the Offer and not withdrawn;

        (vii) the stated unwillingness of Parent and Purchaser to consider a sale of their interest in the Company which made pursuit of other potential business combinations impracticable;

        (viii) the availability of dissenters' rights under Delaware Law;

        (ix) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent;

        (x) the terms and conditions of the Merger Agreement, including the absence of a financing condition; and

        (xi) the structure of the transaction which is designed, among other things, to result in receipt by the stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

    In reading its determinations referred to above, the Board considered the recommendation of the Independent Directors and the factors set forth immediately above, each of which, in view of the Board, supported such determinations.

    The members of the Board, including the Independent Directors, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board and the Independent Directors considered in connection with their evaluation of the Offer and the Merger, neither the Board nor the Independent Directors found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Independent Directors did so. In addition to the factors listed above, the Board and the Independent Directors had each considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that
(i) this loss of opportunity was reflected in part by the price of $19.50 per Share to be paid in the Offer and the Merger, and (ii) as noted above, there was significant uncertainty as to the Company's long-term economic viability.

    The Board, including the Independent Directors, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Independent Directors consisted of independent directors appointed to represent the interests of the Public Stockholders; (ii) the Independent Directors retained and were advised by independent legal counsel; (iii) the Independent Directors retained Lehman Brothers as their independent financial advisor to assist them in evaluating the Offer and the Merger; (iv) the existence of the First Minimum Condition to the Offer; (v) the deliberations pursuant to which the Independent Directors evaluated the Offer and the Merger and alternatives thereto; and (vi) the fact that the $19.50 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's length bargaining between representatives of the Independent Directors, on the one hand, and Parent, on the other.

    The Board and the Independent Directors recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than Purchaser, and that Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Consummation of the Offer, however, is conditioned upon the decision of holders of a majority of the Shares, other than those held by Parent or Purchaser, to accept the Offer by tendering their Shares, and a condition to the Merger is that the Purchaser shall have purchased all Shares tendered in the Offer. While consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for stockholders of the Company other than Parent and Purchaser to participate in the potential future growth prospects of the Company. The Board and the Independent Directors, however, believed that this was reflected in the Offer price to be paid.

OPINION OF LEHMAN BROTHERS INC.

    Lehman Brothers has acted as financial advisor to the Independent Directors in connection with the Merger, as described under "SPECIAL FACTORS -- Background of the Offer and the Merger". As part of its role as financial advisor, Lehman Brothers was engaged to render to the Board an opinion as to the fairness, from a financial point of view, to the Company's stockholders (other than Parent) of the consideration to be offered in the Offer and the Merger.

    On January 6, 1997, in connection with the Independent Directors' preliminary evaluation of the Offer, the Merger and the Merger Agreement, Lehman Brothers made a preliminary presentation to the Independent Directors with respect thereto (the "Lehman Brothers Report"). As part of the presentation, Lehman Brothers reviewed with the Independent Directors certain of the information and financial data described below.

    Complete copies of the Lehman Brothers Report were delivered to the Independent Directors on January 7, 1997, in connection with the Independent Directors' final evaluation of the Offer, the Merger and the Merger Agreement. On January 9, 1997, representatives of Lehman Brothers reviewed the information included in the Lehman Brothers Report with John J. Schwartz, Ph.D. and Irving
L. Weissman, M.D. (the directors of the Company who are neither Independent Directors nor designees of Parent).

    On January 10, 1997, Lehman Brothers reviewed with the Independent Directors the matters set forth in the Lehman Brothers Report and rendered its oral opinion to the Independent Directors that as of that date the proposed consideration to be offered in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company, other than Parent.

    Later on January 10, 1997, in connection with the Board's evaluation of the Offer, the Merger and the Merger Agreement, Lehman Brothers reviewed with the Board the matters set forth in the Lehman Brothers Report and rendered its oral opinion to the Board that as of that date the proposed consideration to be offered in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company, other than Parent.

    Lehman Brothers delivered its written opinion to the Board on January 10, 1997 (the "Lehman Opinion"). A copy of the Lehman Opinion, which sets forth the assumptions made, matters considered and limitations of review undertaken by Lehman Brothers, is attached as Schedule II hereto.

    No limitations were imposed by the Company or the Independent Directors on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering the Lehman Opinion, except that Lehman Brothers was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to a purchase of all or a part of the Company's business. Lehman Brothers was not requested to and did not make any recommendation to the Independent Directors or the Board as to the form or amount of consideration to be offered to the stockholders in the Offer or the Merger, which was determined through negotiations between the Independent Directors and its financial and legal advisors (including Lehman Brothers) and Parent and its financial and legal advisors. In arriving at the Lehman Opinion, Lehman Brothers did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the stockholders (other than Parent) in the Offer and the Merger on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the Independent Directors and Messrs. Schwartz and Weissman and was rendered to them in connection with their consideration of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any Public Stockholder as to whether to accept the consideration to be offered to such stockholder in the Offer or the Merger. Lehman Brothers was not requested to opine as to, and the Lehman Opinion does not in any manner address, the Company's underlying business decision to enter into the Merger Agreement.

    In arriving at the Lehman Opinion, Lehman Brothers reviewed and analyzed:
(a) the Merger Agreement and the specific terms of the Offer and the Merger; (b) publicly available information concerning the Company which Lehman Brothers believed to be relevant to its analysis, including the Company's Form 10-K for the year ended December 31, 1995 and the Company's Form 10-Q for the quarter ended September 30, 1996; (c) other financial and operating information with respect to the business, operations and prospects of the Company prepared by the Company in 1996 and furnished to Lehman Brothers by the Company (including financial projections for the fiscal years 1996-2005); (d) a trading history of the Shares from August 7, 1991 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant; (e) a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant; (f) an analysis of the cash required to fund the Company's near term capital and operating requirements, the cash currently available to the Company and the alternatives available to the Company to obtain additional financing; and (g) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant. In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

    In arriving at the Lehman Opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial information provided by the Company and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts that would make the information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of its analysis, Lehman Brothers also considered certain more conservative assumptions and estimates which resulted in significant adjustments to the projections of the Company. Lehman Brothers discussed these adjusted projections with the Company's management and they have agreed that, because the Company's projections have been prepared based on assumptions which include the success of each of its products in human clinical trials and in the marketplace, it is appropriate for Lehman Brothers to adjust such projections to reflect the uncertainties inherent in the business and prospects of the Company and in the Company's ability to secure adequate financing in the future to fund its capital and operating requirements. Without agreeing with each particular adjustment Lehman Brothers made, the Company's management believes that the overall extent of Lehman Brothers' adjustments to the Company's projections is reasonable and that Lehman Brothers' use of such adjusted projections in its analysis is appropriate. In arriving at the Lehman Opinion, Lehman Brothers conducted a limited physical inspection of the properties and facilities of the Company and did not make nor obtain any evaluations or appraisals of the assets or liabilities of the Company. The Lehman Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Opinion.

    The following paragraphs summarize the financial and comparative analyses performed by Lehman Brothers in connection with the January 10, 1997 oral opinions and presented initially to the Independent Directors and later to the Board. The summary does not represent a complete description of the analyses performed by Lehman Brothers.

    The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Lehman Opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

    COMMON STOCK PRICE ANALYSIS. Lehman Brothers compared the Company's stock price performance from August 7, 1991 to January 3, 1997 against the offer of $19.50 per Share. Lehman Brothers noted that the offer of $19.50 per Share was above the closing stock price for all but 42 trading days since February 1, 1993. Lehman Brothers also compared the price performance of the Company's common stock from August 7, 1991 to January 3, 1997 with those of the AMEX Biotechnology Index. Using August 7, 1991 as a base value of 100%, on January 3, 1997, the Company's stock price was 67.7% of its base value as compared to the AMEX Biotechnology Index, which was 204.2% of its base value.

    COMMON STOCK TRADING VOLUME ANALYSIS. Lehman Brothers analyzed the historical daily trading volume of the Company's common stock over various periods. Lehman Brothers noted that since January 1, 1995, 3,285,900 common shares had been traded. Of these shares, only 10.8% of the shares traded between $17.88 to $18.63 per share; 36.3% of the shares traded between $15.88 and $17.88 per share; 37.1% of the shares traded between $13.88 to $15.88; and the remaining 15.8% of the shares traded below $13.88 per share.

    COMPARABLE PUBLIC COMPANY ANALYSIS. Lehman Brothers compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of the Company, based upon information that was publicly available at that time and based upon information provided to Lehman Brothers by the management of the Company. The companies that Lehman Brothers included in its universe of gene therapy companies were Avigen Inc., GeneMedicine, Inc., Ribozyme Pharmaceuticals, Inc., Somatix Therapy Corporation, Targeted Genetics Corporation and Vical Incorporated (the "Comparable Gene Therapy Companies"), and in its universe of cell therapy companies were Cell Genesys, Inc. and CellPro Incorporated (the "Comparable Cell Therapy Companies"). Lehman Brothers examined both the market value of the total outstanding common equity (the "Market Value") and the Market Value minus "Cash" (the "Technology Value"), the historical cash-burn rate, cash on hand and years of cash remaining for both such groups of comparable companies. "Cash" equals cash and cash equivalents plus short-term marketable securities.

    Lehman Brothers noted that at the proposed purchase price of $19.50 per Share, the fully-diluted Market Value for the Company of $287.4 million was above the high end of the high/low range of $270.7 million to $36.1 million for the Comparable Gene Therapy Companies, and above the high end of the high/ low range of $196.1 million to $183.8 million for the Comparable Cell Therapy Companies. The proposed purchase price represented a 145.2% premium to the mean market valuation of $117.2 million, and a $187.7% premium to the median market valuation of $99.9 million for the Comparable Gene Therapy Companies. The proposed purchase price represented a 51.3% premium to the mean market valuation of $189.9 million for the Comparable Cell Therapy Companies.

    Lehman Brothers also noted that the proposed purchase price of $19.50 per share, the fully-diluted Technology Value for the Company of $268.4 million was above the high end of the high/low range of $219.9 million to $15.1 for the Comparable Gene Therapy Companies, and above the high end of the high/ low range of 104.8 million to $77.4 million for the Comparable Cell Therapy Companies. The proposed purchase price represented a 239.8% premium to the mean technology valuation of $79 million, and a 328.8% premium to the median technology valuation of $62.6 million for the Comparable Gene Therapy Companies. The proposed purchase price represented a 194.6% premium to the mean market valuation of $91.1 million.

    Lehman Brothers noted that, per discussions with the Company management, the Company had approximately $25 million of cash and cash equivalents as of December 31, 1996. Lehman Brothers noted that the Company's implied burn life, calculated as the cash on hand divided by the latest twelve month cash burn rate (defined as the product of net income and depreciation less capital expenditures) of 0.8 years was 74.2% less than the mean implied burn life of 3.1 years for the Comparable Gene Therapy Companies and 91.8% less than the mean implied burn life of 9.7 years for the Comparable Cell Therapy Companies.

    Lehman Brothers also compared the price performance of the Common Stock from January 2, 1995 to January 3, 1997 with those of an index of the Comparable Gene Therapy and Cell Therapy Companies and the AMEX Biotechnology Index. Using January 2, 1995 as the base of 100%, on January 3, 1997, the Common Stock price was 88.6% of the base value, as compared to an index of the Comparable Gene Therapy and Cell Therapy Companies and the AMEX Biotechnology Index values of 177.9% and 158.6% of their base value, respectively.

    Because of the inherent differences between the business, operations and prospects of the Company and the businesses, operations and prospects of the Comparable Gene Therapy Companies, the Comparable Cell Therapy Companies and large capitalization biotechnology companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the Comparable Gene Therapy Companies and the Comparable Cell Therapy Companies that would affect the public trading values of each.

    DISCOUNTED CASH FLOW ANALYSIS. Lehman Brothers performed a discounted cash flow analysis on the projected financial information provided by the Company to Lehman Brothers. Lehman Brothers noted that the Company's projections were prepared based on assumptions that include, among other things, the success of each of its products in human clinical trials and in the market place. For purposes of its analysis, Lehman Brothers considered certain more conservative assumptions and estimates that reflect the uncertainties inherent in the Company's business and prospects. Using these more conservative assumptions and estimates, Lehman Brothers prepared two scenarios, whereby the second scenario contained more significant adjustments to the Company's projections than the first scenario. Lehman Brothers discounted to present value the projected stream of after-tax cash flows and the terminal year value (the "Terminal Value") of the business. The Terminal Value for the discounted cash flow analysis of the Company's projections was based upon, among other things, a range of 5.0x-8.0x multiples of projected fiscal 2001 revenues. The Terminal Value for the discounted cash flow analyses of Lehman Brothers' two adjusted scenarios were based upon, among other things, ranges of 11.0x-15.0x multiples of projected fiscal 2005 earnings before interest and taxes ("EBIT"). Lehman Brothers analyzed the revenue and EBIT multiples of Amgen, Inc. and an index of U.S. Pharmaceutical Companies. Lehman Brothers noted that in 1990 and 1991 Amgen had revenue multiples of 4.7x and 9.8x, respectively. Lehman Brothers also noted that based on Lehman Brothers equity research estimates, Amgen has a 1997 revenue multiple of 5.3x. Additionally, Lehman Brothers noted that an index of U.S. Pharmaceutical Companies has a one year forward revenue multiple of 3.6x and an EBIT multiple of 16.2x. Lehman Brothers also noted that, based on Lehman Brothers equity research estimates, Amgen has a one year forward EBIT multiple of 12.6x.

    In performing this analysis, Lehman Brothers used discount rates ranging from 35% to 50%, which were chosen based on several assumptions regarding factors such as the current level of inflation, interest rates, the inherent business risk in the Company's operations, as well as in the gene therapy and biotechnology industry as a whole, and the cost of capital to the Company.

    For the discounted cash flow analysis of the Company's projections, (i) the firm value of the Company resulting from these analyses ranged from $372.3 million to $1,032.8 million and (ii) the equity value per Share of the Common Stock on a fully-diluted basis resulting from these analyses ranged from $25.92 to $66.70 per Share. In the first of Lehman Brothers' scenarios, (i) the imputed firm value of the Company resulting from these analyses ranged from $144.1 million to $571.7 million and (ii) the imputed equity value per Share of the Common Stock on a fully-diluted basis resulting from these analyses ranged from $11.82 to $38.23. In the second of Lehman Brothers' scenarios, (i) the imputed firm value of the Company resulting from these analyses ranged from $83.1 million to $406.2 million, and (ii) the imputed equity value per Share of the Common Stock on a fully diluted basis resulting from these analyses ranged from $8.06 to $28.01.

    COMPARABLE TRANSACTION ANALYSIS. Lehman Brothers compared the financial and operating performance of certain companies that had engaged in recent merger or alliance transactions, and which Lehman Brothers considered relevant, with the historical financial and operating performance of the Company, based upon information that was publicly available at the time and based upon information provided to Lehman Brothers by the Company's management. The transactions that Lehman Brothers considered comparable to the Merger included the transactions by Bergen Brunswig Corp. with IVAX Corp., by Rhone-Poulenc Rorer, Inc. with Applied Immune Sciences, Inc., by Sandoz AG with Genetic Therapy,

Inc., by Chiron Corporation with Viagene, Inc., by Ligand Pharmaceuticals, Inc. with Glycomed, Inc., by CIBA-GEIGY Limited with Chiron Corporation, by American Cyanamid Company with Immunex Corporation,and by American Home Products with Genetics Institute, Inc. Lehman Brothers analyzed the tender/merger price per share for shares purchased directly from the target company (the "Merger Purchase Price Per Share"). The Merger Purchase Price Per Share for each of these transactions was then compared to the target stock price one day prior to the announcement of the transaction to calculate the premium over such stock price (the "Premium"). The Premium in the comparable transactions analyzed by Lehman Brothers ranged from a high of 67.9% to a low of (13.4)%. In addition, Lehman Brothers noted that the Premium for the Company at the proposed purchase price of $19.50 per Share was 77.3% when compared to the price of $11.00 per share one day prior to Parent's public announcement of its original proposal of $17.00 on May 24, 1996. Lehman Brothers also noted that the premium for the Company at the proposed purchase price of $19.50 per Share was 29.5% on January 3, 1997.

    In addition, the Merger Purchase Price Per Share for each of these transactions was then compared to: (i) the target's stock price 30 days prior to the announcement of the transaction, (ii) the target's high stock price over the last twelve months prior to announcement of the transaction and (iii) the target's low stock price over the last twelve months prior to announcement of the transaction. The high and low premiums were as follows: (i) 95.3% to (11.3)%, (ii) 245.7% to (54.9)%; and (iii) 533.8% to 5.8%. The respective premiums for the Company at the proposed purchase price of $19.50 per Share for such dates or periods ending May 23, 1996 are as follows (i) 51.5%, (ii) 16.4%, and (iii) 77.3%. Lehman Brothers also noted that the premiums for the Company at the proposed purchase price of $19.50 per Share for such dates or periods ending on January 3, 1997 were (i) 34.5%, (ii) 4.7% and (iii) 77.3%.

    Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent difference between the businesses, operations and the prospects of the Company and the business, operations and prospects of the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer and the Merger that would affect the acquisition values of the Company and such acquired companies.

    HISTORICAL AND PROJECTED FINANCIAL STATEMENTS. Lehman Brothers reviewed historical financial statements of the Company and projected financial statements of the Company through 2005 referred to above as well as the assumptions underlying the Company's projections. In order to analyze the Company's projections, Lehman Brothers compared the Company's projected revenue and EBIT growth rates for five years after initial product launch to Amgen and Genentech's revenue and EBIT growth rates for five years after initial product launch. Lehman Brothers also reviewed the projected financial performance versus actual financial performance in terms of sales, sales growth and net income for Genentech and Genetics Institute. Lehman Brothers also reviewed the projections of Applied Immune Science disclosed publicly in 1993 and compared these projections to Applied Immune Sciences' projections disclosed publicly in 1995. Additionally, Lehman Brothers compared the Company's projected sales disclosed publicly in 1992 to actual sales during 1992 to 1996. Lehman Brothers also compared the Company's projected EBIT margin ("EBIT margin") in 2005 to the 1995 EBIT margins of several large capitalization pharmaceutical companies (the "Pharmaceutical Companies") and noted that the Company's projected EBIT margin in year 2005 was substantially higher than the highest EBIT margin in the year 1995 of the Pharmaceutical Companies. Lehman Brothers also compared the Company's projected selling, general and administrative expenses ("SG&A") as a percentage of revenues and projected 2005 research and development expenses ("R&D") as a percentage of revenues to the SG&A as a percentage of revenues and R&D as a percentage of revenues for several large capitalization pharmaceutical and biotechnology companies (the "Pharmaceutical and Biotechnology Companies"). Lehman Brothers noted that the Company's projected SG&A as a percentage of revenues and R&D as a percentage of revenues was lower than the lowest SG&A as a percentage of revenues and lower than the mean R&D as a percentage of revenues for the Pharmaceutical and Biotechnology Companies.

    ALTERNATIVES CONSIDERED. Lehman Brothers reviewed the recent weak financing environment for biotechnology companies and also analyzed the stock price changes of certain large biotechnology companies from May 1, 1996 to January 3, 1997. Lehman Brothers noted the decrease in stock prices for the following companies: Amgen Inc., (0.7%); Centocor, Inc., (10.5%); Chiron Corporation, (20.1%); and Genzyme Corporation, (15.7%).

    Lehman Brothers analyzed the changes in original filing price to offered price for biotechnology initial public offerings from July 1, 1996 to January 3, 1997. Lehman Brothers noted that the mean, median, high and low change of offer price from midpoint of the filing range for initial public offerings was (16.5%), (16.7%), 7.1% and (41.7%), respectively. Lehman Brothers also analyzed the change in original filing price to offered price for biotechnology follow-on offerings from July 1, 1996 to January 3, 1997. Lehman Brothers noted that the mean, median, high and low change of offer price from the original filing price for follow-on offerings was (31.0%), (26.3%), (13.5%) and (52.6%), respectively.

    Lehman Brothers analyzed the possible dilutive effects of a public offering on the Company's existing stockholders and the dilutive effect of Parent's "top-up" rights under their existing agreements with the Company. Lehman Brothers also reviewed the viability of the Company pursuing certain other strategic alternatives and considered, in particular, the fact that Parent has indicated that it is unwilling to facilitate another potential strategic partner making an offer for the Company.

    The full text of the written opinion of Lehman Brothers dated as of January 10, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Schedule II hereto. Lehman Brothers' opinion is directed only to the fairness of the consideration to be received by the stockholders of the Company (other than Parent) from a financial point of view and has been provided for the use of the Board and the Independent Directors in their evaluation of the Offer and the Merger, does not address any other aspect of the Offer and the Merger or any related transaction and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should accept the Offer. The summary of the opinion of Lehman Brothers set forth herein is qualified in its entirety by reference to the full text of such opinion.

COMPANY FINANCIAL PROJECTIONS

    The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data. However, in connection with Purchaser's and Parent's review of the transactions contemplated by the Merger Agreement, Parent examined certain projections prepared by the Company in 1993, the most current projections then in the possession of Parent, including the following:

                                                                 PROJECTED YEARS ENDING DECEMBER 31,
                                        --------------------------------------------------------------------------------------
                                          1996E      1997E      1998E      1999E      2000E      2001E      2002E      2003E
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                            (IN THOUSANDS)
Total revenue.........................  $   1,800  $   2,300  $  22,579  $  87,231  $ 147,378  $ 219,492  $ 284,592  $ 339,906
Total operating expenses..............     59,980     67,286     68,648     65,592     66,271     69,217     72,311     75,560
Pretax earnings/(loss)................    (60,095)   (66,987)   (54,128)     1,745     50,228    111,022    160,512    201,912


                                          2004E
                                        ---------

Total revenue.........................  $ 393,162
Total operating expenses..............     78,972
Pretax earnings/(loss)................    245,503

    THE FOREGOING PROJECTIONS WERE BASED ON ASSUMPTIONS CONCERNING THE COMPANY'S PRODUCTS AND BUSINESS PROSPECTS IN 1993, INCLUDING THE ASSUMPTION THAT THE COMPANY WOULD CONTINUE TO OPERATE UNDER THE SAME OWNERSHIP STRUCTURE AS THEN EXISTED. THE PROJECTIONS WERE ALSO BASED ON OTHER REVENUE AND OPERATING ASSUMPTIONS. PROJECTED INFORMATION OF THIS TYPE IS BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO

PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE. IN ADDITION, THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS MADE AVAILABLE TO PURCHASER AND PARENT BY THE COMPANY. NONE OF PARENT, PURCHASER, THE COMPANY OR ANY OTHER PARTY ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

    Parent and Purchaser believe that the consideration to be received by the Company's stockholders, other than Parent and Purchaser, pursuant to the Offer and the Merger is fair to the Company's stockholders. Parent and Purchaser base their belief solely on (i) the fact that the Company's Board and the Independent Directors concluded that the Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than Parent and Purchaser), (ii) the fact that all designees of Parent on the Board abstained from the votes approving the Merger Agreement and the transactions contemplated thereby and recommending the Offer and the Merger, (iii) the presentation of Morgan Stanley to Parent described below, (iv) the fact that the Acquisition Agreement imposes substantial restrictions on Parent's ability to acquire additional Shares, and that the parties consequently negotiated the terms of the Offer and the Merger and the Merger Agreement with the Company on an arm's-length basis, (v) the fact that the consideration to be paid in the Offer and the Merger represents a premium of approximately 77% over the reported closing price for the Shares on the last trading day prior to the public announcement of Parent's original offer to acquire the remaining equity in the Company and (vi) the historical financial performance of the Company and its financial results. Parent and Purchaser have reviewed the factors considered by the Board in support of its decision, as described in the Schedule 14D-9 and above, and had no basis to question their consideration of or reliance on those factors. In reaching their conclusion, Parent and Purchaser also considered generally the current and historical market prices for the Shares. Neither Parent nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

ANALYSIS OF FINANCIAL ADVISOR TO PARENT

    On January 6, 1997, representatives of Morgan Stanley discussed its written presentation regarding the Company (the "Morgan Stanley Presentation") with senior executives of Parent and certain of its affiliates.

    The Morgan Stanley Presentation included a premium analysis, an historical and comparative market overview of the Company, an analysis of precedent transactions involving certain biotechnology and other companies and a discounted cash flow analysis of the Company, each of which is summarized below. Morgan Stanley was not requested to, and did not, render any opinion with respect to the fairness of the consideration to be paid pursuant to the Offer or the Merger. Neither Parent nor any of its affiliates imposed any limitations on the scope of Morgan Stanley's evaluation.

    PREMIUM ANALYSIS. The Morgan Stanley Presentation included a premium analysis which indicated that the $19.50 per Share to be paid in the Offer and the Merger represented a 51.5% premium over the April 24, 1996 per Share price (the price 30 days prior to Parent's initial offer to the Company), a 77.3% premium over the May 23, 1996 per Share price (the last full trading day prior to Parent's initial offer to Company), a 17.3% premium over the implied per Share price of Purchaser's previous investment in the Company made on January 31, 1995 and a 16.4% premium over the January 5, 1996 per Share price (the latest 12 month high prior to the announcement of Parent's initial offer on May 24, 1996). In addition, the premium analysis indicated that the $19.50 per Share to be paid in the Offer and the Merger represented a 29.5% premium over the January 3, 1997 per Share price.

    COMPANY HISTORICAL COMMON STOCK PERFORMANCE. Morgan Stanley's analysis of the Company's Common Stock performance consisted of an historical analysis of:
(i) the closing prices and trading volumes of the Shares from January 2, 1996 to January 3, 1997, (ii) the price performance of the Shares compared against the Tier I Biotech Index (as defined below), the Gene Therapy and Transgenic Index (as defined below), the Pharmaceutical Index (as defined below) and the Standard & Poor's 500 Index from May 24, 1996 to January 3, 1997 (the "Post-Offer Analysis") and (iii) the price performance of the Shares compared against the foregoing indices from December 2, 1991 to January 3, 1997 (the "Five-Year Analysis"). The Tier I Biotech Index included the following publicly traded companies: Amgen Inc., Biogen, Inc., Centocor, Inc., Chiron Corporation, Genentech, Inc., Genetics Institute, Inc., Gensia, Inc., Genzyme Corporation, Immunex Corporation and Synergen, Inc. The Gene Therapy and Transgenic Index included the following companies: Applied Immune Sciences, Inc., Cell Genesys, Inc., Cellpro Incorporated, Cephalon, Inc., The Immune Response Corporation and Vical Incorporated. The Pharmaceutical Index included the following companies:
Abbott Laboratories, American Home Products Corporation, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Mark Resources, Inc., Merck & Co., Inc., Pfizer Inc., Rhone-Poulenc Rorer Inc., Schering-Plough Corporation, Syntex Corporation, The Upjohn Company and Warner-Lambert Company. Both the Post-Offer Analysis and the Five-Year Analysis showed that, during the respective comparison periods, the price performance of each of the indices used for comparative purposes was superior to the price performance of the Company's Common Stock.

    PRECEDENT TRANSACTION PREMIUM ANALYSIS. The Morgan Stanley Presentation summarized the results of Morgan Stanley's precedent transaction premium analysis. The Morgan Stanley Presentation grouped transactions (without identifying them by name) in categories identified as biotechnology minority squeeze-outs, biotechnology 100% control transactions, selected biotechnology majority partial purchases, minority squeeze-outs generally and selected biotechnology minority investments, and also analyzed the premiums in the Rhone-Poulenc Rorer Inc./Applied Immune Sciences, Inc. transaction, the abandoned American Home Products Corporation/Immunex ("AHP/IMNX") transaction and in Purchaser's prior investments in the Company. The precedent transaction premium analysis, excluding the abandoned AHP/ IMNX transaction and Purchaser's prior investments in the Company, indicated premiums over the unaffected market price (the price 30 days in advance of public announcement of the transaction), ranging from 11.0% to 57.9% and premiums over the price one day prior to public announcement ranging from 14.0% to 67.9%. In the Rhone-Poulenc Rorer/Applied Immune Sciences, Inc. transaction, the sole precedent transaction where a majority stockholder acquired the minority interest in a biotechnology company, the premium over the unaffected market price was 46.9% and the premium over the price one day prior to public announcement was 67.9%. As part of the precedent transactions analysis, Morgan Stanley averaged for each category the premium over the unaffected market price with the premium for such category one day prior to public announcement, and using such average category premium calculated an average implied stock price for the Shares. Excluding the abandoned AHP/IMNX transaction and Purchaser's prior investments in the Company, this analysis indicated a range of implied prices of from $13.42 to $18.69 per Share.

    DISCOUNTED CASH FLOW ANALYSIS. The Morgan Stanley Presentation included a discounted cash flow analysis to estimate the present value of the stand-alone unleveraged free cash flows that the Company may be expected to generate based upon estimates prepared by Morgan Stanley without access to any recent confidential information concerning the Company. Morgan Stanley's estimates were based upon publicly available information and upon financial forecasts prepared by the Company and examined by Parent in 1993. See "SPECIAL FACTORS -- Company Financial Projections". The Company currently derives no significant revenues from the sale of any products for patient treatment. The Company's 1993 forecasts indicated that they did not reflect any assumptions regarding probability of success of current research and development efforts of the Company and, consequently, Morgan Stanley revised such forecasts to reflect such factors. Morgan Stanley's discounted cash flow analysis was based upon estimates that assumed different probability weightings by year for achieving the projected financial performance of the Company. Morgan Stanley prepared two different cases, one based on probability weightings for achieving projected financial performance of 100% prior to estimated product launch in 2001, 100% for 2001-2002, 75% for 2003 and 50% thereafter (the "Base Case"), and one based on probability weightings for achieving projected financial performance of 100% prior to estimated product launch in 2001, 100% for 2001-2002, 50% for 2003 and 33% thereafter (the "Downside Case"). Morgan Stanley discounted the estimated unleveraged free cash flows over an eleven-year period ending with the 2007 calendar year using discount rates of 15.0%, 15.5% and 16.0% and assuming a terminal value based on a range of net income multiples of 17x to 20x. Unleveraged free cash flows were calculated as the after-tax operating earnings of the Company (excluding any interest income or expense) plus depreciation and amortization, plus (or minus) net changes in non-cash working capital, minus projected capital expenditures. Morgan Stanley added to the present value of the cash flows the derived terminal value for the Company in 2007 using the range of net income multiples and discount rates described above. Assuming the range of discount rates and net income multiples described above, Morgan Stanley calculated Base Case equity values per fully diluted Share (assuming the exercise of all Options with an exercise price less than or equal to $19.50) ranging from $12.62 to $19.72. The Morgan Stanley analysis showed, however, that small changes in assumptions regarding the probability of success rate for current research and development efforts produced significant changes in derived per Share equity values. In the Downside Case, comparably calculated equity values per fully diluted Share ranged from $2.70 to $7.24.

    A copy of the Morgan Stanley Presentation has been filed as an Exhibit to the Transaction Statement on Schedule 13E-3 filed with the Commission in connection with the Offer and the Merger. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his representative who has been so designated in writing, and may also be obtained in the manner described under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" (except that copies are not available at the regional offices of the Commission).

    The summary set forth above does not purport to be a complete description of the Morgan Stanley Presentation.

    In performing its analyses, Morgan Stanley made numerous assumptions (and may have deemed various assumptions more or less probable than others) with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Parent or the Company. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than those suggested by such analyses. Such analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

    In preparing its analyses, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed for purposes of its presentation. With respect to the financial forecasts referred to above, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company at the time they were prepared. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor has it been furnished with any such appraisals. Morgan Stanley's analyses were necessarily based on economic, market and other conditions on, and the information made available to Morgan Stanley as of, the date of its presentation. As described above, the Morgan Stanley Presentation was one of many factors taken into consideration by Parent in making its determination to present the Offer. Consequently, the Morgan Stanley Presentation should not be viewed as determinative of Parent's or Purchaser's decision to proceed with the Offer and the Merger.

    Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and for corporate and other purposes. Morgan Stanley was retained by Parent as financial advisor to evaluate a possible acquisition of the Company based upon its qualifications, expertise and reputation, as well as Morgan Stanley's prior investment banking relationship and familiarity with Parent and Purchaser.

    Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers, in debt or equity securities of Parent, Parent's affiliates or the Company.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PARENT AND
  PURCHASER FOR THE OFFER AND THE MERGER

    The purpose of the Offer and the Merger is for Parent indirectly to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Parent indirectly to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of Parent. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to Purchaser and to provide stockholders with cash for all of their Shares.

    Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company has approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Purchaser already has sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder of the Company.

    In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its stockholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by Delaware Law. Parent and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

    Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, the number of Shares that, when added to the Shares owned by Parent, Purchaser or any of their affiliates, equals at least 90% of the Shares then outstanding, Purchaser will be able to approve the Merger without a vote of the Company's stockholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. Purchaser's obligation to consummate the Offer is conditioned on there being validly tendered and not withdrawn at least the number of Shares that, when added to the 10,610,099 Shares owned by Purchaser, shall constitute 90% of the Shares then outstanding, so as to enable Purchaser to consummate the Merger without a vote of the Company's stockholders. If, however, fewer than such number of Shares are validly tendered and not withdrawn, and all other conditions set forth in Annex A of the Merger Agreement are satisfied, Purchaser may extend the Offer for a period not to exceed 20 business days after the initial expiration date of the Offer, after which time Purchaser shall waive the Second Minimum Condition and acquire such fewer number of Shares (although it may not acquire less than a majority of the Shares outstanding other than Shares owned by Parent or Purchaser without the consent of a majority of the Independent Directors). In such case, a vote of the Company's stockholders will be required under Delaware Law, and a significantly longer period of time will be required to effect the Merger.

    Parent believes that cell and cell-based gene therapy will become a major component of medical treatment of major disorders of the blood and immune system during the next century. Parent believes that the Company is one of the leaders in cellular gene therapy research and that its technology and personnel could provide Parent with a platform for developing this technology. Because of Parent's leading role in the pharmaceuticals industry, its development resources and its worldwide distribution network, Parent believes that it offers the Company a greatly enhanced opportunity to develop and market commercially viable products.

    Parent considered various means of expanding its collaboration with the Company, including attempting to achieve such an alignment or integration through an expansion of the parties' commercial relationship without increasing Parent's ownership of Shares and through such an expansion of the commercial relationship coupled with some increase in Parent's ownership of Shares. Parent concluded, however, that these approaches would not enable Parent to take full advantage of market opportunities and to achieve the desired level of technology exchange and cooperation. Parent concluded that these benefits were most likely to be achieved if the Company were under common control with Parent, so that their efforts could be jointly directed without the conflicts of interest that might otherwise arise. Consequently, Parent concluded that an acquisition by Parent of the entire equity interest in the Company should be considered. Parent chose to undertake the transaction at this time because the businesses in which Parent and the Company operate are subject to rapid change and Parent wished to take advantage of commercial opportunities that might no longer be available at a later time.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE
  OFFER

    Pursuant to the Merger Agreement, upon completion of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the terms of the Merger Agreement. See "SPECIAL FACTORS -- The Merger Agreement".

    Parent's management has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable in order best to organize and integrate the activities of the Company and Parent. Parent and Purchaser expressly reserve the right to make any changes that they deem necessary or appropriate in light of their review or in light of future developments or that would be desirable to permit Parent more effectively to manage the Company and function more efficiently as an integrated worldwide enterprise. Except as otherwise disclosed in this Offer to Purchase, Parent has no present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets.

    As a result of the Offer, the interest of Parent in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. If the Merger is consummated, Parent's interest in such items will increase to 100% and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Surviving Corporation will become a privately held corporation. Accordingly, stockholders will not have the opportunity to participate in the earnings and growth of the Surviving Corporation after the Merger and will not have any right to vote on corporate matters. Similarly, stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

    Following the consummation of the Merger, the Shares will no longer be quoted on NASDAQ and the registration of the Shares under the Securities Exchange Act of 1934 (the "Exchange Act") will be terminated. Accordingly, following the Merger there will be no publicly traded equity securities of the Company outstanding and the Company will no longer be required to file periodic reports with the Commission. See "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for Shares; NASDAQ Quotation and Exchange Act Registration". It is expected that, if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

RIGHTS OF STOCKHOLDERS IN THE MERGER

    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In WEINBERGER V. UOP, INC., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as or more or less than the purchase price per Share in the Offer or the Merger Consideration.

    In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in WEINBERGER and RABKIN V. PHILIP A. HUNT CHEMICAL CORP. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

    See Schedule III attached hereto for a description of appraisal rights under Delaware Law, as well as a reproduction of the text of Section 262 of Delaware Law.

THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1 filed by Purchaser and Parent with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Second Minimum Condition and certain other conditions that are described in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" hereof. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer or which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer". Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement shall have been satisfied other than the Second Minimum Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied, after which time (or earlier if Parent does not extend the Offer) Purchaser shall waive the Second Minimum Condition and consummate the Offer.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation of the Merger and will become an indirect wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of Delaware Law) shall be cancelled and shall be converted automatically into the right to receive the Merger Consideration.

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of Purchaser will be the Certificate of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended to read as follows: "The name of the corporation is SyStemix, Inc." The Merger Agreement also provides that the By-laws of Purchaser will be the By-laws of the Surviving Corporation.

    Immediately prior to the Effective Time, each outstanding option and warrant to purchase Shares (in each case, a "Stock Option"), whether or not then exercisable, may be surrendered by the holder of such Stock Option for cancellation by the Company, and each holder of a cancelled Stock Option shall be entitled to receive an amount in cash from Purchaser, in consideration for the cancellation of each such Stock Option, at the same time as the Merger Consideration is received by the holders of Shares, equal to the product of (i) the number of Shares to be issued upon the exercise of such Stock Option and
(ii) the excess, if any, of the amount paid per Share pursuant to the Offer over the exercise price per Share previously subject to such Stock Option; PROVIDED, HOWEVER, that any Stock Options owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto. The Company shall use all reasonable efforts to obtain such consents as may be necessary or required so that, immediately prior to the Effective Time, each Stock Option may be and shall be cancelled by the Company.

    Purchaser or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares and/or Stock Options such amounts that Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

    AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). At the Stockholders' Meeting, Parent and Purchaser shall cause all Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Purchaser currently has sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. In the event that Purchaser acquires such number of Shares that, when taken together with the Shares previously owned by Purchaser, constitute at least 90% of the then outstanding Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of Delaware Law, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

    The Merger Agreement provides that the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement with the Commission under the Exchange Act (the "Proxy Statement"), and shall use its best efforts to have the Proxy Statement cleared by the Commission. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission. The Company and its counsel shall be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the Commission. Parent and Purchaser shall provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Parent or Purchaser may receive from the Commission or its staff with respect to the Offer documents promptly after the receipt thereof and shall provide the Company and its counsel with a copy of any written responses and telephonic notification of any verbal responses of Parent, Purchaser or their counsel. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

    Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the

Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

    The Company and Parent are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

    Pursuant to the Merger Agreement, the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than those set forth in Article XV of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

    Pursuant to the Merger Agreement, the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each of its subsidiaries and each fiduciary and agent of each such director and officer (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Delaware Law). In the event of any such claim, action, suit, proceeding or investigation, (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and PROVIDED FURTHER that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except (x) that the persons who served as directors of the Company who were not designees of Parent shall be entitled to retain one additional counsel (plus appropriate local counsel) to represent them at the expense of the Company or the Surviving Corporation, and (y) to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation; and PROVIDED FURTHER that, in the event that any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Parent has agreed to guarantee the foregoing obligations of the Surviving Corporation and, following consummation of the Offer, the Company.

    The Merger Agreement provides that the Surviving Corporation shall use its reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 175% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 175% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 175% of current annual premiums. In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnification obligations.

    Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto shall (i) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Surviving Corporation shall use their reasonable best efforts to take all such action.

    Pursuant to the Merger Agreement, the parties thereto agreed that each of the Acquisition Agreement and the Stock and Warrant Purchase Agreement shall be terminated as of the Effective Time. For purposes of clarity, it is understood by the parties that all representations, warranties and agreements between the parties which, by the terms of such agreements, survive either or both the Closing Date (as that term is defined in each of the Acquisition Agreement and the Stock and Warrant Purchase Agreement) or the termination of such agreements shall all be terminated as of the Effective Time.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement and by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, corporate status and capitalization and the accuracy of financial statements and filings with the Commission.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by Delaware Law and the Company's Certificate of Incorporation, the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company;
(b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of: (i) making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement, (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement or (iii) compelling the Company, Parent, Purchaser or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or Purchaser or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement; and (c) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED, HOWEVER, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company, if such termination is also approved by a majority of the Independent Directors; or (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before June 30, 1997; PROVIDED, HOWEVER, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (c) by Parent if due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser shall have (i) failed to commence the Offer within 60 days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement; or (d) by the Company, upon approval of the Board and a majority of the Independent Directors, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions to the Offer, Purchaser shall have
(i) failed to commence the Offer within 60 days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (e) by the Company, upon approval of the Board and a majority of the Independent Directors, (i) if any representation or warranty of Parent and Purchaser in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or (ii) Parent or Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void.

    Except as set forth below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

    In the event that the Merger Agreement is terminated prior to consummation of the Offer and the Merger, other than a termination by the consent of the parties or a termination by Parent or Purchaser which results from any representation or warranty of the Company in the Merger Agreement not being true and correct or the failure of the Company to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, then, in any such event, Purchaser shall, and Parent shall cause Purchaser to, pay all actual out-of-pocket fees and expenses incurred by the parties, including all fees and expenses payable to investment banking firms, counsel and accountants, in connection with the structuring, negotiation, preparation, execution and performance of the Merger Agreement, as well as all printing and advertising expenses.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendation of the Board and the Independent Directors with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. Stockholders also should be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Purchaser's current ownership of approximately 73.2% of the outstanding Shares and its nominees constituting a majority of the Company's directors, Purchaser may be deemed to control the Company. The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger".

    Parent and Purchaser have not been advised by the executive officers, directors or affiliates of the Company whether any of such persons intends to tender Shares owned by them pursuant to the Offer.

    STOCK AND STOCK OPTION OWNERSHIP. Purchaser owns (i) 5,993,827 Shares which it acquired pursuant to the Acquisition Agreement, (ii) 4,616,272 Shares which it acquired pursuant to the Stock and Warrant Purchase Agreement and (iii) Warrants to acquire 1,367,600 Shares which it acquired pursuant to the Stock and Warrant Purchase Agreement. Assuming exercise of the Warrants, Purchaser would beneficially own 11,977,699 Shares, representing approximately 67% of the Shares outstanding on a fully diluted basis and 75.5% of the Shares outstanding. Assuming no exercise of the Warrants, Purchaser would own 10,610,099 Shares, representing 64.3% of the Shares outstanding on a fully diluted basis and 73.2% of the Shares outstanding.

BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth certain information, as of January 10, 1997, regarding the ownership of Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, each director of the Company, the Chief Executive Officer of the Company, the other officers of the Company, and all executive officers and directors of the Company as a group:

                                                                               NUMBER OF SHARES     PERCENTAGE OF
                                                                                OF COMMON STOCK     COMMON STOCK
                                   NAME OF                                       BENEFICIALLY       BENEFICIALLY
                              BENEFICIAL OWNER                                       OWNED              OWNED
-----------------------------------------------------------------------------  -----------------  -----------------
Novartis Biotech Holding Corp.(1)............................................       11,977,699(3)          75.5%
Morgan Guaranty Trust Company of New York(2).................................        1,251,871              8.6%
Iris Brest...................................................................            6,550(4)             *
Linda M. Burch...............................................................           43,155(5)             *
James T. DePalma.............................................................            6,100(6)             *
Harold Edgar.................................................................           50,214(7)             *
Edgar J. Fullager............................................................               --(8)        --
Stephan Guttmann, Ph.D.......................................................               --(8)        --
Paul Herrling, Ph.D..........................................................               --(8)        --
Wendy R. Hitchcock...........................................................           15,374(9)             *
Audrey F. Jakubowski, M.D....................................................            1,500(10)             *
Christopher A. Juttner, M.D..................................................            7,000(11)             *
Didier L. Lanson, Ph.D.......................................................           16,497(12)             *
Hugh Lewis...................................................................           19,442(13)             *
Fred J. Meyer................................................................            7,834(8 14)             *
Ulrich Oppikofer, Ph.D.......................................................               --(8)        --
Joseph J. Ruvane, Jr.........................................................           55,862(15)             *
Edgar Schollmaier............................................................               --(16)        --
John J. Schwartz, Ph.D.......................................................          177,326(17)           1.2%
Roland G. Scollay, Ph.D......................................................            1,500(18)             *
Daniel L. Vasella, M.D.......................................................               --(8)        --
Irving L. Weissman, M.D......................................................          158,062(19)           1.1%
All directors and executive officers as a group (20 persons).................          566,416(20)           3.9%

------------------------

    * Represents less than 1%.

  (1) Purchaser is an indirect wholly owned subsidiary of Parent. The address of the principal executive offices of Parent is Schwarzwaldallee 215, CH-4002, Basle, Switzerland.

  (2) The address of the principal executive offices of Morgan Guaranty Trust Company of New York is 60 Wall Street, New York, NY 10260.

  (3) Represents 10,610,099 Shares and Warrants to purchase 1,367,600 Shares.

  (4) Includes 4,750 Shares purchasable upon the exercise of stock options granted pursuant to the Company's stock option plans, which are exercisable or become so within 60 days of January 10, 1997 ("Presently Exercisable Options"). Ms. Brest also holds options to purchase 19,539 Shares which are not Presently Exercisable Options.

  (5) Includes 38,155 Presently Exercisable Options. Ms. Burch also holds options to purchase 28,265 Shares which are not Presently Exercisable Options.

  (6) Represents Presently Exercisable Options. Mr. DePalma also holds 8,448 Shares which are not Presently Exercisable Options.

  (7) Includes 41,939 Presently Exercisable Options. Mr. Edgar also holds options to purchase 7,500 Shares which are not Presently Exercisable Options.

  (8) Excludes 11,977,699 Shares beneficially held by Purchaser of which such person may be considered an affiliate. Such person disclaims beneficial ownership of any shares held by Purchaser or its affiliates.

  (9) Includes 13,374 Shares of Presently Exercisable Options. Ms. Hitchcock also holds 23,233 Shares which are not Presently Exercisable Options.

 (10) Dr. Jakubowski also holds 20,000 Shares which are not Presently Exercisable Options.

 (11) Includes 5,000 Presently Exercisable Options. Dr. Juttner also holds options to purchase 20,781 Shares which are not Presently Exercisable Options.

 (12) Includes 14,694 Presently Exercisable Options. Dr. Lanson also holds options to purchase 14,689 Shares which are not Presently Exercisable Options.

 (13) Includes 17,942 Presently Exercisable Options. Mr. Lewis also holds 23,927 Shares which are not Presently Exercisable Options.

 (14) Represents Presently Exercisable Options. Mr. Meyer also holds options to purchase 13,125 Shares which are not Presently Exercisable Options.

 (15) Represents Presently Exercisable Options. Mr. Ruvane also holds options to purchase 7,500 Shares which are not Presently Exercisable Options.

 (16) Mr. Schollmaier holds options to purchase 13,463 Shares which are not Presently Exercisable Options.

 (17) Includes 146,326 Presently Exercisable Options. Dr. Schwartz also holds options to purchase 99,161 Shares which are not Presently Exercisable Options.

 (18) Dr. Scollay also holds 18,000 Shares which are not Presently Exercisable Options.

 (19) Includes 13,459 Presently Exercisable Options. Dr. Weissman also holds options to purchase 7,500 Shares which are not Presently Exercisable Options.

 (20) Includes 365,438 Presently Exercisable Options.

RELATED PARTY TRANSACTIONS

    In April 1993, the Company entered into an agreement with the Sandoz entities to form the Progenesys joint venture with a primary mission to research and develop hematopoietic cell-based, somatic gene therapies against HIV infection. The Company and the Sandoz entities licensed certain initial technologies, within the field, to Progenesys. On August 31, 1995, the Progenesys partnership was dissolved and replaced by the HIV Gene Therapy Collaboration between the Company and the Sandoz entities, with terms and conditions substantially equivalent to those of the partnership agreement. For the year ended December 31, 1995 (through the date of dissolution), the Company's share of Progenesys' operating loss was $2.94 million. Revenue earned by the Company under the HIV Gene Therapy Collaboration was $1.94 million for the year ended December 31, 1995.

    In November 1993, the Company entered into a two-year collaboration agreement with Parent regarding therapeutic anti-viral agents for HIV infection. The collaboration focused on the underlying pathogenic mechanisms of HIV disease, the identification of new potential targets for anti-viral therapy and the IN VIVO testing of anti-HIV agents under development. The Company and Parent jointly decided to terminate the agreement as of March 31, 1995. Revenue earned by the Company under the agreement for the year ended December 31, 1995, was $250,000.

    In March 1994, the Company and Parent agreed to provide funding for a portion of the research carried out at Stanford University School of Medicine. The research is directed by Dr. Irving Weissman as Principal Investigator. Dr. Weissman, a faculty member at Stanford University, is a director, consultant and chairman of the scientific advisory board of the Company. The agreement provides that the Company and Parent have the right to negotiate with Stanford for a license on commercially reasonable terms for intellectual property, if any, that results from the funding. As amended, the agreement provides for funding through December 31, 1995. The Company provided $796,000 of funding in 1995. The Company provided $150,000 of funding and has contributed certain in-kind services during 1996. The agreement has been extended through August 1997.

FEES AND EXPENSES

    The following is an estimate of expenses to be incurred in connection with the Offer and the Merger, other than: (i) the fees and expenses of Lehman Brothers (see "SPECIAL FACTORS -- Opinion of Lehman Brothers" and "THE TENDER OFFER -- Section 14. Fees and Expenses"); and (ii) the fees and expenses of Morgan Stanley (see "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent" and "THE TENDER OFFER -- Section 14. Fees and Expenses"). The Merger Agreement provides that all costs and expenses incurred in connection with the Offer and the Merger will be paid by the party incurring such costs and expenses, unless the Merger Agreement is terminated prior to consummation of the Offer and the Merger (other than a termination by the consent of the parties or a termination by Parent or Purchaser which results from any representation or warranty of the Company in the Merger Agreement not being true and correct or the failure of the Company to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement), in which case Purchaser shall, and Parent shall cause Purchaser to, pay all actual out-of-pocket fees and expenses incurred by the parties.

EXPENSES TO BE PAID BY PURCHASER AND ITS AFFILIATES:
  Legal Fees.....................................................  $ 300,000
  Printing and Mailing...........................................    110,000
  Advertising....................................................     74,000
  Filing Fees....................................................     18,100
  Depositary Fees................................................    100,000
  Information Agent Fees.........................................     12,500
  Miscellaneous..................................................    150,000
                                                                   ---------
    Total........................................................  $ 764,600
                                                                   ---------
                                                                   ---------
EXPENSES TO BE PAID BY THE COMPANY:
  Legal Fees and Expenses........................................  $ 400,000
  Printing and Mailing...........................................     50,000
  Miscellaneous..................................................    100,000
                                                                   ---------
    Total........................................................  $ 550,000
                                                                   ---------
                                                                   ---------

                                THE TENDER OFFER

    1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "THE TENDER OFFER -- Section 4. Withdrawal Rights". The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, February 14, 1997, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

    Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "THE TENDER OFFER --Section 4. Withdrawal Rights".

    Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approval", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" and (iii) to waive any condition, except for the First Minimum Condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Merger Agreement provides that, without the consent of the Company, Purchaser will not (i) decrease the price per Share payable pursuant to the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer or (iii) impose conditions to the Offer in addition to those set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer". In the event all conditions set forth in the Merger Agreement shall have been satisfied other than the Second Minimum Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied, after which time Purchaser shall waive the Second Minimum Condition. Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section
12. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.

    Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer". Subject to applicable rules of the Commission and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required under the Letter of Transmittal.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

    If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    If, prior to the Expiration Date, Purchaser shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such

Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

        (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after January 10,
1997). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

    The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

    TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

    4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 17, 1997. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the

Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

    5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder will have held the Shares for more than one year at the time of the sale. Gain or loss will be calculated separately for each block of Shares tendered pursuant to the Offer.

    Legislative proposals have been under consideration that would reduce the rate of federal income taxation of certain capital gains. Such legislation, if enacted, might apply only to gain realized on sales occurring after a date specified in the legislation. It cannot be predicted whether any such legislation ultimately will be enacted and, if enacted, when its effective date will be.

    In general, in order to prevent backup federal income tax withholding at a rate of 31% on the cash consideration to be received in the Offer, each stockholder who is not otherwise exempt from such requirements must provide such holder's correct taxpayer identification number (and certain other information) by completing the Substitute Form W-9 in the Letter of Transmittal.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING BROKER-DEALERS, STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

    6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and principally traded on NASDAQ under the symbol "STMX". The following table sets forth, for the quarters indicated, the high and low bid prices per Share on NASDAQ as reported by the Dow Jones News Service.

                                                                                 HIGH        LOW
                                                                               ---------  ---------
1995:
  First Quarter..............................................................  $18 1/2    $12 1/4
  Second Quarter.............................................................   14 1/2    11 3/4
  Third Quarter..............................................................   14 1/4    11 3/4
  Fourth Quarter.............................................................   16 3/8    13 3/8
1996:
  First Quarter..............................................................  $16 3/4    $12 1/2
  Second Quarter.............................................................   20 1/2    10 3/4
  Third Quarter..............................................................   18        14 1/2
  Fourth Quarter.............................................................   17 1/2    12 3/4
1997:
  First Quarter (through January 10, 1997)...................................  $15 1/2    $14 3/4

    Although there is no legal or contractual restriction on the payment of dividends by the Company, historically the Company has never declared or paid dividends and has no future plans to do so. The Company currently intends to retain any future earnings for the development of its business.

    On May 23, 1996, the last full trading day prior to the announcement of Parent's original offer to acquire the Company, the closing price per Share as reported on NASDAQ was $11. On January 10, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share as reported on NASDAQ was $15 5/16. On January 16, 1997, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on NASDAQ was $19 1/4.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    7. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

    GENERAL. The Company is a Delaware corporation with its principal executive offices located at 3155 Porter Drive, Palo Alto, California 94304. The Company is a biotechnology company focused on creating new cellular and cell-based gene therapies for major disorders of the blood and immune system based on the use of the human hematopoietic stem cell (the "HSC"). The Company believes the special properties of the HSC should produce long-lasting, highly efficient cell, gene replacement and gene modification therapies for cancer, AIDS and other infectious diseases and genetic diseases.

    In 1991, the Company completed an initial public offering of Common Stock and, since that time, has made no additional underwritten public offerings of Common Stock.

    FINANCIAL INFORMATION. Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K") and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996 (the "Form 10-Q"). More comprehensive financial information is included in the Form 10-K and Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. In addition, Schedules IV and V hereto set forth the Company's audited financial statements for the fiscal year ended December 31, 1995 and the Company's unaudited financial statements for the period ended september 30, 1996, respectively.

                                 SYSTEMIX, INC.
                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       NINE MONTHS ENDED      FISCAL YEAR ENDED
                                                                         SEPTEMBER 30,           DECEMBER 31,
                                                                     ---------------------  ----------------------
                                                                       1996        1995        1995        1994
                                                                     ---------  ----------  ----------  ----------

                                                                          (UNAUDITED)
INCOME STATEMENT DATA:
Revenues:
  Collaborative research from related parties......................  $   2,975  $      474  $    2,168  $    3,211
  Collaborative research...........................................         32          --         152          --
  Research grants..................................................         15         117         992         234
  Contract testing.................................................         --          --         165         669
  Other............................................................         31          44         139          --
                                                                     ---------  ----------  ----------  ----------
    Total revenues.................................................      3,053         635       3,616       4,114
Expenses:
  Research and development
  Collaborative research...........................................      3,007         739       3,422       4,142
  Research grants..................................................         15         117         992         234
  Contract testing.................................................         --          --         150         422
  Gene therapy joint venture.......................................         --         862       2,940       3,997
  Company-sponsored................................................      7,462       9,280      39,229      31,740
                                                                     ---------  ----------  ----------  ----------
    Total research and development.................................     10,484      10,998      46,733      40,535
  General and administrative.......................................      2,082       1,868       8,110       8,819
                                                                     ---------  ----------  ----------  ----------
    Total operating expenses.......................................     12,566      12,866      54,843      49,354
                                                                     ---------  ----------  ----------  ----------
Loss from operations...............................................     (9,513)    (12,231)    (51,227     (45,240)
Other income (expense).............................................        666         990       3,140         852
                                                                     ---------  ----------  ----------  ----------
Net loss...........................................................  $  (8,847) $  (11,241) $  (48,087) $  (44,388)
                                                                     ---------  ----------  ----------  ----------
                                                                     ---------  ----------  ----------  ----------
Net loss per share.................................................  $    (.61) $     (.78) $    (3.43) $    (4.54)
                                                                     ---------  ----------  ----------  ----------
                                                                     ---------  ----------  ----------  ----------
Weighted average shares outstanding................................     14,493      14,434      14,028       9,773
                                                                     ---------  ----------  ----------  ----------
                                                                     ---------  ----------  ----------  ----------

                                                                         AT SEPTEMBER 30           AT DECEMBER 31,
                                                                     ------------------------  ------------------------
                                                                        1996         1995         1995         1994
                                                                     -----------  -----------  -----------  -----------

                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Assets
  Current assets:
  Cash and cash equivalents........................................  $     1,995  $    28,765  $     1,679  $     1,474
  Short-term investments...........................................       48,373       37,128       65,836        6,916
  Accounts receivable..............................................          259        1,332          256          243
  Prepaid expenses and other current assets........................        1,164        1,282        1,336        1,145
                                                                     -----------  -----------  -----------  -----------
    Total current assets...........................................       51,791       68,507       69,107        9,778
                                                                     -----------  -----------  -----------  -----------
Property and equipment, net........................................       44,862       52,645       50,553       51,998
Long-term investments..............................................           --        5,698           --       18,155
Investment in gene therapy joint venture...........................           --           --           --        1,753
Deposits and other assets..........................................          617          504          542          613
                                                                     -----------  -----------  -----------  -----------
    Total assets...................................................  $    97,270  $   127,354  $   120,202  $    82,297
                                                                     -----------  -----------  -----------  -----------
                                                                     -----------  -----------  -----------  -----------
Liabilities and Stockholders' Equity
  Current liabilities:
  Accounts payable and accrued liabilities.........................  $     6,744  $     3,836  $     3,873  $     3,332
  Accrued compensation.............................................           --           --        2,808        2,332
  Current portion of capital lease obligation......................        1,951        1,792        1,831        1,681
  Deferred revenue from related party..............................        8,400          643        3,097          890
  Current portion of accrued rent..................................           54           --           69           --
                                                                     -----------  -----------  -----------  -----------
    Total current liabilities......................................       17,149        6,271       11,678        8,235
Noncurrent portion of capital lease obligation.....................        4,037        5,989        5,518        7,348
Accrued rent, less current portion.................................        4,730        4,336        4,536        3,013
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares authorized;
    none issued....................................................           --           --           --           --
  Common stock, $.01 par value; 30,0000,000 shares authorized;
    14,463,094 and 9,788,283 shares issued and outstanding at
    December 31, 1995 and 1994, respectively.......................          165          157          157          110
  Additional paid-in capital.......................................      246,827      246,256      246,536      164,430
  Deferred compensation............................................         (293)        (275)        (404)        (408)
  Unrealized gain (loss) on short-term investments.................          688          (18)         390         (309)
  Accumulated deficit..............................................     (176,033)    (135,362)    (148,209)    (100,122)
                                                                     -----------  -----------  -----------  -----------
    Total stockholders' equity.....................................       71,354      110,758       98,470       63,701
                                                                     -----------  -----------  -----------  -----------
                                                                     $    97,270  $   127,354  $   120,202  $    82,297
                                                                     -----------  -----------  -----------  -----------
                                                                     -----------  -----------  -----------  -----------

    RATIO OF EARNINGS TO FIXED CHARGES; BOOK VALUE PER SHARE. The ratio of earnings to fixed charges for the two most recent fiscal years is not relevant for the Company, given that the Company has had negative earnings in the last two fiscal years. The book value per Share was $6.81 at December 31, 1995 and $4.92 per Share at September 30, 1996.

    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The information should also be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

    8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT. Purchaser is a Delaware corporation and has not carried on any activities other than in connection with the purchase of securities of the Company pursuant to the Acquisition Agreement and the Stock and Warrant Purchase Agreement, the holding of such securities and activities in connection with the Offer and the Merger. The principal offices of Purchaser are located at 608 Fifth Avenue, New York, New York 10020. Purchaser is an indirect, wholly owned subsidiary of Parent.

    Parent is a corporation organized under the laws of Switzerland. Its principal offices are located at Schwarzwaldallee 215, CH-4002 Basle, Switzerland. The principal business of Parent and its subsidiaries is Life Sciences, which includes pharmaceuticals, consumer health and vision care products, agribusiness (including crop protection, animal health and seeds) and nutrition products.

    The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in
Schedule I hereto.

    Purchaser owns 10,610,099 Shares, representing approximately 73.2% of the 14,500,094 Shares outstanding at January 10, 1997, (i) 5,993,827 of which it acquired pursuant to the Acquisition Agreement for an average price of $65.37 per Share and (ii) 4,616,272 of which it acquired pursuant to the Stock and Warrant Purchase Agreement. Purchaser also has Warrants to acquire 1,367,600 Shares which it acquired pursuant to the Stock and Warrant Purchase Agreement. The aggregate purchase price for the Shares and Warrants acquired pursuant to the Stock and Warrant Purchase Agreement was $80 million.

    Except as described in this Offer to Purchase, (i) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

    Except as provided in the Merger Agreement and as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1995, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between any of Purchaser, Parent, or any of their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    9. FINANCING OF THE OFFER AND THE MERGER. The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $83.8 million. Parent will ensure that Purchaser has sufficient funds to acquire all the outstanding Shares pursuant to the Offer and the Merger. Parent will provide such funds from its working capital or its affiliates' working capital or from existing credit facilities or new credit facilities established for this purpose or from a combination of the foregoing. No decision has been made concerning which of the foregoing sources Parent will utilize. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

    Parent anticipates that any indebtedness incurred through borrowings under credit facilities will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by Parent and its affiliates (including, following the Merger, funds generated by the Surviving Corporation), bank refinancing, and the public or private sale of debt or equity securities. No decision has been made concerning the method Parent will employ to repay such indebtedness. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

    10. DIVIDENDS AND DISTRIBUTIONS. If, on or after January 10, 1997, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under "THE TENDER OFFER --
Section 12. Certain Conditions of the Offer", (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced (subject to the Merger Agreement) to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

    11. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ QUOTATION AND EXCHANGE ACT REGISTRATION. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Parent intends to cause the Shares not to be listed for quotation by NASDAQ following consummation of the Offer.

    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in NASDAQ. According to NASDAQ's published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 200,000, the number of holders of Shares falls below 400 or the aggregate market value of such publicly held Shares does not exceed $1,000,000. If these standards are not met, quotations might continue to be published in The NASDAQ SmallCap Market, Inc., but if the number of holders of the Shares falls below 300, or if the number of publicly held Shares falls below 100,000, or if the aggregate market value of such publicly held Shares does not exceed $200,000 or there are not at least two registered and active market makers, one of which may be a market maker entering a stabilizing bid, NASDAQ rules provide that the securities would no longer qualify for inclusion in NASDAQ and NASDAQ would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for this purpose. In the event the Shares were no longer eligible for NASDAQ quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

    The Shares are currently "margin securities", as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NASDAQ reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

    12. CERTAIN CONDITIONS OF THE OFFER. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if (i) immediately prior to the expiration of the Offer the Second Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

        (a) an order shall have been entered in any action or proceeding before any federal or state court or governmental agency or other regulatory body or a permanent injunction by any federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect (i) making illegal the purchase of, or payment for, any Shares by Parent, Purchaser or any affiliate of Parent or Purchaser; (ii) otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement; (iii) imposing limitations on the ability of Parent, Purchaser or any affiliate of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's stockholders, which would effect a material diminution in the value of the Shares acquired by Purchaser;

        (b) there shall have been any federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) of paragraph (a) above;

        (c) any representation or warranty of the Company in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement;

        (d) there shall have occurred and be remaining in effect (i) any general suspension of, or limitation on prices for, trading in securities of the Company on NASDAQ, (ii) any material change in United States or Switzerland currency exchange rates or a suspension of, or limitation on, currency exchange markets in the United States or Switzerland, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Switzerland, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Switzerland or (v) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

        (e) the Merger Agreement shall have been terminated in accordance with its terms; or

        (f) Purchaser and the Company (with the approval of a majority of the Independent Directors) shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion; PROVIDED, HOWEVER, that Purchaser and Parent may not waive the First Minimum Condition without the consent of a majority of the Independent Directors. Purchaser has agreed to waive the Second Minimum Condition under certain circumstances described herein. See "SPECIAL FACTORS -- The Merger Agreement". The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    13. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

    GENERAL. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions of representatives of Parent with representatives of the Company during Parent's investigation of the Company (see "SPECIAL FACTORS -- Background of the Offer and the Merger"), neither Purchaser nor Parent is aware of any license or other regulatory permit that appears to be material to the business of the Company, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in Section 12 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 13. See "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer".

    STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Parent became an interested stockholder in 1992 and thus the three-year limitation on a business combination between the Company and Parent is no longer in effect. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "THE TENDER OFFER --Section 12. Certain Conditions of the Offer".

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer, however, is not subject to such requirements because Purchaser currently owns in excess of 50% of the outstanding Shares. See "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares".

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "THE TENDER OFFER -- Section
12. Certain Conditions of the Offer".

    LITIGATION. Shortly after the May 24, 1996 announcement by Parent that it proposed to acquire those Shares of the Company that it did not already own, six cases were filed in the Delaware Court of Chancery challenging the fairness of the proposed transaction to the minority stockholders: WERBOWSKY V. SANDOZ LTD. ET AL. (filed May 24, 1996), VOSLER V. SYSTEMIX, INC. ET AL. (filed May 24,
1996), CINCOTTA V. SANDOZ LTD. ET AL. (filed May 28, 1996), CRANDON CAPITAL PARTNERS V. RUVANE ET AL. (filed May 28, 1996), ROSENBERG V. RUVANE ET AL. (filed May 28, 1996) and TRACY V. BARLOCHER ET AL. (filed May 30, 1996). These cases, all filed as putative class actions, were subsequently consolidated as IN RE SYSTEMIX, INC. SHAREHOLDERS LITIGATION. In substance, the complaints alleged that the acquisition price initially proposed by Parent was not the result of arms' length negotiations and that, in proposing an allegedly inadequate price, Parent was not treating the minority stockholders fairly. The plaintiffs also claimed that the defendants -- Parent, the Company, certain subsidiaries of Parent and several individuals serving as directors of one or more of those companies--breached their fiduciary duties to the public stockholders of the Company by failing to insist on a fair and adequate price. The relief sought by the plaintiffs includes an injunction against consummation of the transaction; in the alternative, an order requiring the defendants to evaluate alternatives to the proposed transaction; rescission of the transaction if consummated; an accounting; and damages in an unspecified amount.

    14. FEES AND EXPENSES. Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

    Morgan Stanley is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services in connection with the acquisition of the Company. In accordance with the letter agreement dated December 5, 1991 between Sandoz Pharma Ltd. and Morgan Stanley relating to Purchaser's initial investment in the Company, Morgan Stanley is not receiving any additional compensation from Purchaser or Parent for its advisory services or its role as Dealer Manager in connection with the

Offer. Parent has agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred by Morgan Stanley, including the reasonable fees and expenses of legal counsel, and to indemnify Morgan Stanley against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

    Purchaser and Parent have retained Georgeson & Company Inc., as the Information Agent, and ChaseMellon Shareholder Services, L.L.C., as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

    As compensation for acting as Information Agent in connection with the Offer, Georgeson & Company Inc. will be paid a fee of $12,500 and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

    15. MISCELLANEOUS. Purchaser is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the Commission the Schedule 14D-1 together with exhibits, furnishing additional information with respect to the Offer. Pursuant to Rule 14d-9 promulgated under the Exchange Act, the Company has filed with the Commission the Schedule 14D-9 with respect to the Offer, and may file amendments thereto. Parent, Purchaser and the Company have filed a statement on Schedule 13E-3 with respect to the Offer and may file amendments to the Schedule 13E-3. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                                  NOVARTIS BIOTECH HOLDING CORP.

January 17, 1997

                                   SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is Novartis Inc., Schwarzwaldallee 215, CH-4002, Basle, Switzerland. Unless otherwise indicated, each such person is a citizen of Switzerland.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP                             MATERIAL POSITIONS HELD DURING THE PAST
     AND CURRENT BUSINESS ADDRESS                       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------------------  ------------------------------------------------------------------------

Dr. Alex Krauer                          Chairman of the Board of Directors, Member of the Committee of the
                                         Board, Novartis Inc.; Chairman of the Board of Directors, Member of the
                                         Committee of the Board, and Chief Executive Officer, Ciba-Geigy Limited,
                                         Klybeckstrasse 141, CH-4002, Basle, Switzerland, from 1987 until
                                         December 1996; Director, Baloise Holding, Aeschengraben 21, CH-4051,
                                         Basle, Switzerland, since 1980; Director, Swiss Bank Corporation,
                                         Aeschenplatz 6, CH-4052 Basle, Switzerland, since 1988; Director, Chiron
                                         Corporation, 4560 Horton Street, Emeryville, California 94608, USA,
                                         since 1995.

Dr. Daniel Vasella                       President, Member of the Committee of the Board, Chairman of the
  Novartis Inc.                          Executive Committee, Novartis Inc.; Head of Pharmaceuticals Division,
  Lichtstrasse 35                        Sandoz Ltd., from May 1995 until December 1996; held various positions
  CH-4002 Basle                          within the Sandoz Group during previous five years, Lichtstrasse 35,
  Switzerland                            CH-4002, Basle, Switzerland.

Hans-Jorg Rudloff*                       Vice-Chairman, Member of the Committee of the Board, Novartis Inc.;
  Commercial Union Tower                 Vice-Chairman, Director, Sandoz Ltd., from 1994 through December 1996;
  One Undershaft                         Chairman, MC Securities Ltd., London, England, since 1994; Chairman,
  London EC3A 8LH                        MC-BBL Eastern European (Holdings) SA, Luxembourg, since 1994; Director
  England                                or Chairman, other MC Group companies; Chairman and Chief Executive
                                         Officer, Credit Suisse First Boston, London, England, from 1989 to 1993;
  c/o MC Securities Geneve SA            Member of Executive Board, Credit Suisse Holding, Zurich, Switzerland,
  84, Rue du Rhone                       from 1993 to 1994; Director or Member of the Executive Board, other
  CH-1200 Geneva                         Credit Suisse Companies; Vice Chairman, Clariden Bank, Zurich,
  Switzerland                            Switzerland, 1987 through 1995; Director, Pargesa Holding SA, Geneva,
                                         Switzerland, since 1994; Chairman, Cofinec SA, Paris, France, from 1995 through 1996; Director, Orior, Switzerland, since 1994; Director, HEA
                                         Parametre Finance SA, Geneva, Switzerland, since 1996; Chairman of the
                                         Supervisory Board, Patria Finance, Czech Republic, since 1995; Director,
                                         Bank am Bellevue, Zurich, Switzerland, from 1994 through 1995; Director,
                                         TBG Holdings NV, Monaco, since 1995.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP                             MATERIAL POSITIONS HELD DURING THE PAST
     AND CURRENT BUSINESS ADDRESS                       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------------------  ------------------------------------------------------------------------
Prof. Dr. Helmut Sihler**                Vice Chairman, Member of the Committee of the Board, Novartis Inc.;
  c/o Henkel KGaA                        Retired President and CEO, Henkel KGaA, Germany, from June 1980 through
  Henkelstrasse                          June 1992; Member of the Shareholders' Committee, Henkel KGaA, Germany,
  D-40191 Dusseldorf                     since June 1992; Vice-Chairman, Ciba-Geigy Limited, from May 1993 until
  Germany                                December 1996; Director, Ciba-Geigy Limited, May 1983 through December
                                         1996; Member of the Supervisory Board, Adam Opel AG, Russelsheim, Ger-
                                         many, June 1985 through April 1993; Member of the Supervisory Board,
                                         Allianz Lebensversicherungs AG, Stuttgart, Germany, from June 1988 through June 1993; Chairman of the Supervisory Board, Degussa AG,
                                         Frankfurt, Germany, since April 1991; Chairman of the Supervisory Board,
                                         Deutsch Post AG, Frankfurt, Germany, from February 1995 through July
                                         1996; Chairman of the Supervisory Board, Deutsch Telekom AG, Bonn,
                                         Germany, since July 1996; Member of the Shareholder's Committee,
                                         Freudenberg & Co., Weinheim, Germany, from June 1991 through June 1995;
                                         Director, Guinness Plc, London, England, since May 1992; Chairman of the
                                         Supervisory Board, Infratest-Burke AG, Munchen, Germany, from October
                                         1992 through April 1996; Director, IBM, Armonk, N.Y., USA, from July
                                         1989 through July 1993; Member of the Supervisory Board, Leipziger Messe
                                         GmbH, Leipzig, Germany, since March 1992; Chairman of the Supervisory
                                         Board, Dr. Ing. h. c. F. Porsche AG, Stuttgart, Germany, since March
                                         1993.

Prof. Dr. Duillo Arigoni                 Director, Novartis Inc.; Director, Sandoz Ltd. more than five years
  Organic Chemistry Laboratory           until December 1996; Chemistry Professor Emeritus, ETH-Zurich for more
  Federal Institute of Technology        than five years; Member of the Board of Governors, Weizman Institute,
  (ETH-Z)                                Rehovot, Israel.
  Universitatstrasse 16
  CH-8092 Zurich
  Switzerland

Birgit Breuel*                           Director, Novartis Inc.; Director, Ciba-Geigy Limited, from October 1994
  Wallstrasse 15/15A                     through December 1996; Minister of Finance, Government of Niedersachsen,
  D-10179 Berlin                         from 1986 through 1990; President, Treuhandanstalt, Berlin, from 1990
  Germany                                until December 1994; Commissioner General, World Exposition EXPO 2000,
                                         Government of Germany, since 1995.

Prof. Dr. Peter Burckhardt               Director, Novartis Inc.; Chief and Professor of Medicine, University
  Centre Hospitalier Universitiare       Hospital, Lausanne, Switzerland, since 1972.
    CHUV
  CH-1011 Lausanne
  Switzerland

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP                             MATERIAL POSITIONS HELD DURING THE PAST
     AND CURRENT BUSINESS ADDRESS                       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------------------  ------------------------------------------------------------------------
Dr. Kaspar V. Cassani                    Director, Novartis Inc.; Retired Vice Chairman, IBM Corporation, since
  Haldenstrasse 53                       1994; Director, Ciba-Geigy Limited, from 1987 through December 1996;
  CH-8142 Uitikon                        Director, Zurich Insurance Company, Zurich, Switzerland, since 1987;
  Switzerland                            Director, Zurich Life (Vita), Zurich, Switzerland, since 1987; Director,
                                         CS Holding, Zurich, Switzerland, from 1988 through May 1996; Director,
                                         SKA Credit Suisse, Zurich, Switzerland, 1988 through May 1996; Director,
                                         Royal Dutch Petroleum Ltd., The Hague, Netherlands, since 1989;
                                         Director, IBM Germany GmbH, Stuttgart, Germany, since 1976.

Dr. Hans-Ulrich Doerig                   Director, Novartis Inc.; Chief Executive Officer, Credit Suisse First
  c/o Credit Suisse First Boston         Boston; Member of the Executive Board, Credit Suisse Group Zurich,
  Uetlibergstrasse 231                   Switzerland; Member of various Boards of Directors of Credit Suisse
  CH-8070 Zurich                         Group affiliates; Director, Clariant AG, Muttenz, Switzerland, July 1995
  Switzerland                            through June 1996; Director, Coca-Cola AG, Zurich, Switzerland, since
                                         June 1983; Director, Coca-Cola Trading AG, Zurich, Switzerland, since
                                         February 1988; Director, Elektrizitats-Gesellschaft Laufenburg AG,
                                         Laufenburg, Switzerland, since January 1993; Director, Elektrowatt Ltd.,
                                         Zurich, Switzerland, since October 1987; Director, Alusuisse-Lonza
                                         Holding Ltd., Zurich, Switzerland, since April 1988; Director, EXOR
                                         Group S.A., Luxembourg, since June 1984; Director, Hesta AG, Zug,
                                         Switzerland, since November 1993; Director, Hesta Tex AG, Zug,
                                         Switzerland, since June 1995; Director, HIAG Holding AG, Baar,
                                         Switzerland, since April 1991; Director, Konsum Verein Zurich, Zurich,
                                         Switzerland, since June 1994; Director Kraftubertragungswerke
                                         Rheinfelden AG, Rheinfelden, Germany, since January 1991; Director,
                                         Kraftwerk Laufenburg, Laufenburg, Switzerland, since June 1990;
                                         Director, Orell Fussli Werbe AG, Zurich, Switzerland, April 1990 through
                                         April 1993; Director, Rank Xerox AG, Zurich, Switzerland, since May
                                         1983; Director Societe Luxembourgeoise de Centrales Nucleaires, S. A.,
                                         Luxembourg, since May 1983; Director, Swiss American Corporation, New
                                         York, New York, USA, since April 1982; Director, Swiss American
                                         Securities, Inc., New York, New York, USA, since March 1983.

Walter G. Frehner                        Director, Novartis Inc.; Chairman of the Board of Directors, Swiss Bank
  Inzlingerstrasse 276                   Corporation, Basle, Switzerland, from April 1993 through May 1996;
  CH-4125 Riehen                         President of the Executive Board, Swiss Bank Corporation, Basle,
  Switzerland                            Switzerland, January 1987 through April 1993; Director Ciba-Geigy
                                         Limited, from 1994 through December 1996; Director, Baloise Holding, since June 1989; Director, SMH Swiss Corporation for Microelectronics
                                         and Watchmaking Industries Ltd., Biel, Switzerland, since November 1978;
                                         Director, Nestle AG, Vevey, Switzerland, May 1993 through June 1995;
                                         Director, Schindler Holding AG, Hergiswil, Switzerland, since August
                                         1984.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP                             MATERIAL POSITIONS HELD DURING THE PAST
     AND CURRENT BUSINESS ADDRESS                       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------------------  ------------------------------------------------------------------------
Robert L. Genillard                      Director, Novartis Inc.; Director, Sandoz Ltd., more than five years
  1, Quai de Mont Blanc                  until December 1996; Director, Credit Suisse, Zurich, Switzerland;
  CH-1211 Geneva                         Director, CS Holding, Zurich, Switzerland; Vice Chairman of the
  Switzerland                            Supervisory Board, TBG Holdings NV, Monaco; Director, Clariden Bank,
                                         Zurich, Switzerland; Director Leu Holding AG, Switzerland, from 1990 until 1995; Director, CS First Boston Group, Inc., New York, New York,
                                         USA, since 1991.

Alexandre F. Jetzer                      Director, Novartis Inc.; Member of the Executive Committee, Head of
  Novartis International Inc.            International Coordination, Human Resources, Legal, Tax, Novartis Inc.,
  Lichtstrasse 35                        since December 1996; President of the Executive Board, Sandoz Ltd.,
  CH-4002 Basle                          Lichtstrasse 35, CH-4002 Basle, Switzerland from January 1996 through
  Switzerland                            December 1996; Vice Chairman and CEO, Sandoz Corporation, 608 Fifth
                                         Avenue, New York, New York 10020, USA, from July 1995 through December
                                         1995; Chairman and Chief Executive Officer, Sandoz Pharmaceuticals
                                         Corporation, 59 Route 10, East Hanover, New Jersey, USA, from July 1995 through December 1995; Member of the Group Executive Board, Sandoz Ltd.,
                                         Basle, Switzerland, for more than five years until June 1995; Director,
                                         Winterthur Insurance Ltd., Winterthur, Switzerland; Director, Clariden
                                         Bank, Zurich, Switzerland, until June 1995; Director, Leu Holding AG,
                                         Zug, Switzerland, from 1990 until 1995.

Pierre Landolt                           Director, Novartis Inc.; Director, Sandoz Ltd., Switzerland, more than
  Fazenda Tamandua                       five years until December 1996; Executive Director, Moco Agropecuaria
  Santa Terezinha-Paraiba                LTDA, Santa Terezinha-Paraiba, Brazil; Director, Misu Irrigacio
  PB 58772                               Industria e Comercio LTDA; Director; Fair Corretora de Cambio e Valores
  Brazil                                 LTD, Sao Paulo, Brazil; Chairman, Emasan SA Basle, Switzerland;
                                         Director, Banque Scandinave en Suisse, Geneva, Switzerland, since 1994.

Heini Lippuner                           Director, Novartis Inc.; retired President and Chief Operating Officer,
  Wartenbergstrasse 33                   Ciba-Geigy Limited, Klybeckstrasse 141, CH-4002, Basle, Switzerland,
  CH-4104 Oberwil                        Member of the Executive Committee, Ciba-Geigy Limited more than five
  Switzerland                            years through April, 1996; Director, Credit Suisse Group; Director,
                                         Credit Suisse First Boston; Director, Winterthur Insurance Company;
                                         Director, Buhler Ltd.

Prof. Dr. William J. Rutter***           Director, Novartis Inc.; Chairman of the Board of Directors, Chiron
  c/o Chiron Corporation                 Corporation, since 1981; Director, Ciba-Geigy Limited, from April 1995
  4560 Horton Street                     through December 1996; Director, Carnegie Institute of Washington, since
  Emeryville, CA 94608-2916              1995; Member, Board of Overseers, Harvard University, since 1992.
  USA

Dr. Jean Wander                          Director, Novartis Inc.; Director, Sandoz Ltd., Basle, Switzerland, more
  Bollwerk 21                            than five years through December 1996; Tax and Legal Advisor; Director,
  CH-3000 Berne                          Berner Tagblatt Medien AG, Berne, Switzerland.
  Switzerland

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP                             MATERIAL POSITIONS HELD DURING THE PAST
     AND CURRENT BUSINESS ADDRESS                       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------------------  ------------------------------------------------------------------------
Dr. Raymund Breu                         Chief Financial Officer, Member of the Executive Committee, Novartis
  Novartis International Inc.            Inc.; Chief Financial Officer and Member of the Executive Committee,
  Lichtstrasse 35                        Sandoz Ltd., from 1993 through December 1996; Group Treasurer, Sandoz
  CH-4002 Basle                          Ltd., Lichtstrasse 35, CH-4002 Basle, Switzerland, from 1990 through
  Switzerland                            1993.

Dr. Hans Kindler                         Head of Swiss Services, Member of the Executive Committee, Novartis
                                         Inc.; Member of the Executive Committee, responsible for Personnel,
                                         Production and Technology, and Safety and Environmental Protection,
                                         Ciba-Geigy Limited, Klybeckstrasse 141, CH-4002, Basle, Switzerland,
                                         from 1990 through December 1996; Director, Lanz AG, Oensingen,
                                         Switzerland.

Pierre Douaze****                        Head of Healthcare Division, Member of the Executive Committee, Novartis
  Novartis Pharma Inc.                   Inc.; Member of the Executive Committee, responsible for the Pharma,
  Lichtstrasse 35                        Self-Medication and Diagnostics Divisions, and worldwide head of Pharma
  CH-4002 Basle                          Division, Ciba-Geigy Limited, Klybeckstrasse 141, CH-4002, Basle,
  Switzerland                            Switzerland from 1991 through December 1996.

Dr. Wolfgang Samo                        Head of Agribusiness Division, Member of the Executive Committee,
  Novartis International Inc.            Novartis Inc.; Member of the Executive Committee, responsible for Plant
                                         Protection, Animal Health and Seeds Divisions and worldwide Head of the
                                         Plant Protection Division of Ciba-Geigy Limited, Klybeckstrasse 141,
                                         CH-4002, Basle, Switzerland from July 1991 through December 1996.

David Pyott*****                         Head of Nutrition Division, Member of the Executive Committee, Novartis
  Novartis International Inc.            Inc.; Head of Nutrition Division, Sandoz Ltd., Lichtstrasse 35, CH-4002,
                                         Basle, Switzerland, from May 1995 through December 1996; held various positions within the Sandoz Group during previous five years.

Dr. Hermann Vodicka**                    Head of Specialty Chemicals, Member of the Executive Committee, Novartis
  Ciba Specialty Chemicals AG            Inc.; Member of the Executive Committee, responsible for the Polymers,
  Klybeckstrasse 141                     Composites, Mettler-Toledo, and Ciba Vision Divisions, and worldwide
  CH-4002 Basle                          Head of the Polymers Division of Ciba- Geigy Limited, Klybeckstrasse
  Switzerland                            141, CH-4002, Basle, Switzerland, from 1993 through March 1996;
                                         continuing Member of the Executive Committee, March through December
                                         1996; President of Mettler-Toledo, Greifensee, Switzerland, from
                                         November 1988 through November 1993; Director, HEXCEL Corp., 281 Tresser
                                         Blvd., Stamford, Connecticut, USA.

------------------------

*    German Citizen

**   Austrian Citizen

***  U.S.A. Citizen

**** French Citizen

*****United Kingdom Citizen

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 608 Fifth Avenue, New York, New York 10020. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with Purchaser.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP                             MATERIAL POSITIONS HELD DURING THE PAST
     AND CURRENT BUSINESS ADDRESS                       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------------------  ------------------------------------------------------------------------

Edgar John Fullager*                     Director, President since 1996; Vice Chairman and Chief Executive
  Novartis Pharmaceuticals               Officer of Sandoz Corporation, New York, New York since January 1996;
    Corporation                          Chairman, Novartis Pharmaceuticals Corporation since January 1, 1997;
  59 Route 10                            Chairman, Sandoz Pharmaceuticals Corporation, East Hanover, New Jersey
  East Hanover, New Jersey 07936         January 1996 through December 1996; Member of the Executive Committee of
                                         Sandoz Pharma Ltd., Basle, Switzerland from 1994 through 1995; Chief
                                         Executive Officer of Sandoz Pharmaceuticals in the United Kingdom and
                                         Ireland, Vice President of the Association of British Pharmaceuticals
                                         Industries, from 1980 through 1993.

Robert L. Thompson, Jr.                  Director, Vice President, and Secretary since 1991; Executive Vice
  Novartis Corporation                   President, General Counsel and Secretary, Novartis Corporation, New
                                         York, New York since January 1, 1997; Vice President, General Counsel and Secretary, Sandoz Corporation, New York, New York 1989 through
                                         December 1996.

------------------------

*   British Citizen

                                                                     SCHEDULE II

                                LEHMAN BROTHERS

                                                                January 10, 1997

Board of Directors
SyStemix, Inc.
3155 Porter Drive
Palo Alto, CA 94304

Members of the Board of Directors:

    We understand that Novartis, Inc. ("Novartis"), Novartis Biotech Holdings Corporation, an indirect wholly-owned subsidiary of Novartis ("Purchaser"), and SyStemix ("SyStemix" or the "Company") intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a tender offer to purchase all of the outstanding shares of the Company's common stock at $19.50 per share (the "Offer"). Pursuant to the terms and subject to the conditions of the Agreement, after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger"). (The Merger, together with the Offer, are hereinafter referred to as the "Proposed Transaction".) In the Merger, all shares of the Company's common stock (other than (i) shares held in the Company's treasury, (ii) shares held by Novartis or any of its subsidiaries, and (iii) shares as to which dissenters' rights have been perfected) will be exchanged for cash equal to the amount per share paid in the Offer. The other terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by Harold Edgar, Joseph Ruvane and Edgar Schollmaier, in their capacity as members of the Board of Directors of the Company (the "Independent Directors"), to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company, other than Novartis, of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the annual report of the Company for the fiscal year ended December 31, 1995 filed on form 10-K, the quarterly financial report of the Company for the fiscal quarter ended September 30, 1996 filed on Form 10-Q and such other publicly available information concerning the Company that we believe to be relevant to our analysis, (3) other financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company (including financial projections for years 1996 to 2005 under various operating assumptions), (4) a trading history of the Company's common stock from August 7, 1991 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) an analysis of the cash required to fund the Company's near term capital and operating requirements, the cash currently available to the Company and the alternatives available to the Company to obtain additional financing, and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have held discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and further have relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of our analysis, we also have considered certain more conservative assumptions and estimates which resulted in significant adjustments to the projections of the Company. We have discussed these adjusted projections with the Company's management and they have agreed that, because the Company's projections have been prepared based on assumptions which include the success of each of its products in human clinical trials and in the marketplace, it is appropriate for us to adjust such projections to reflect the uncertainties inherent in the business and prospects of the Company and in the Company's ability to secure adequate financing in the future to fund its capital and operating requirements. Without agreeing with each particular adjustment we have made, the Company's management believes that the overall extent of our adjustments to the Company's projections is reasonable and that our use of such adjusted projections in our analysis is appropriate. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company other than Novartis in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Independent Directors in connection with the Proposed Transaction and will receive a fee from the Company for our services, which is contingent in part upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Independent Directors and is rendered to the Independent Directors in connection with their consideration of the Proposed Transaction. This opinion also is for the use and benefit of Irving
L. Weissman, M.D. and John J. Schwartz, Ph.D., in their capacity as members of the Board of Directors of the Company, and is rendered to them in connection with their consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                             Very truly yours,

                                             LEHMAN BROTHERS

                                                                    SCHEDULE III

                  SUMMARY OF STOCKHOLDER APPRAISAL RIGHTS AND
                 TEXT OF SECTION 262 OF THE GENERAL CORPORATION
                          LAW OF THE STATE OF DELAWARE

    SUMMARY OF STOCKHOLDER APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In WEINBERGER V. UOP, INC., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration.

    In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in WEINBERGER and RABKIN V. PHILIP A. HUNT CHEMICAL CORP. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

                            GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

262 APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections
(b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other

                                     III-1
instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent

                                     III-2
    corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the

                                     III-3
corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding,

                                     III-4
including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-l-96.)

                                     III-5

                                                                     SCHEDULE IV

                AUDITED FINANCIAL STATEMENTS (AND RELATED NOTES)
                      FOR THE COMPANY FOR THE YEARS ENDED
                    DECEMBER 31, 1994 AND DECEMBER 31, 1995

              REPORT OF ERNST & YOUNG L.L.P. INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SyStemix, Inc.

    We have audited the accompanying consolidated balance sheets of SyStemix, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SyStemix, Inc. as of December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP

Palo Alto, California
February 22, 1996

                                 SYSTEMIX, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1995         1994
                                                                                          -----------  -----------

                                               ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............................................................  $     1,679  $     1,474
  Short-term investments................................................................       65,836        6,916
  Accounts receivable...................................................................          256          243
  Prepaid expenses and other current assets.............................................        1,336        1,145
                                                                                          -----------  -----------
    TOTAL CURRENT ASSETS................................................................       69,107        9,778
PROPERTY AND EQUIPMENT, AT COST
  Furniture and equipment under capital leases..........................................       10,772       10,772
  Furniture and equipment...............................................................       17,482       12,054
  Leasehold improvements................................................................       42,389       38,895
  Construction in process...............................................................          905        1,367
                                                                                          -----------  -----------
                                                                                               71,548       63,088
  Less accumulated depreciation and amortization........................................      (20,995)     (11,090)
                                                                                          -----------  -----------
    NET PROPERTY AND EQUIPMENT..........................................................       50,553       51,998
Long-term investments...................................................................           --       18,155
Investment in gene therapy joint venture................................................           --        1,753
Deposits and other assets...............................................................          542          613
                                                                                          -----------  -----------
                                                                                          $   120,202  $    82,297
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities..............................................  $     3,873  $     3,332
  Accrued compensation..................................................................        2,808        2,332
  Current portion of capital lease obligation...........................................        1,831        1,681
  Deferred revenue from related party...................................................        3,097          890
  Current portion of accrued rent.......................................................           69           --
                                                                                          -----------  -----------
    TOTAL CURRENT LIABILITIES...........................................................       11,678        8,235
Noncurrent portion of capital lease obligation..........................................        5,518        7,348
Accrued rent, less current portion......................................................        4,536        3,013
Commitments
STOCKHOLDER'S EQUITY
  Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued............           --           --
  Common stock, $0.01 par value; 30,000,000 shares authorized; 14,463,094 and 9,788,283
    shares issued and outstanding at December 31, 1995 and 1994, respectively...........          157          110
  Additional paid in capital............................................................      246,536      164,430
  Deferred compensation.................................................................         (404)        (408)
  Unrealized gain (loss) on short-term investments......................................          390         (309)
  Accumulated deficit...................................................................     (148,209)    (100,122)
                                                                                          -----------  -----------
    TOTAL STOCKHOLDERS' EQUITY..........................................................       98,470       63,701
                                                                                          -----------  -----------
                                                                                          $   120,202  $    82,297
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                            See accompanying notes.

                                 SYSTEMIX, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1995        1994        1993
                                                                                ----------  ----------  ----------
REVENUES
  Collaborative research from related party...................................  $    2,168  $    3,211  $    5,883
  Collaborative research......................................................         152          --          --
  Research grants.............................................................         992         234         328
  Contract testing............................................................         165         669         213
  Other.......................................................................         139          --          --
                                                                                ----------  ----------  ----------
    Total revenues............................................................       3,616       4,114       6,424
EXPENSES
  Research and Development:
    Collaborative research....................................................       3,422       4,142       6,106
    Research grants...........................................................         992         234         328
    Contract testing..........................................................         150         422         209
    Gene therapy joint venture................................................       2,940       3,997       2,207
    Company-sponsored.........................................................      39,229      31,740      14,119
                                                                                ----------  ----------  ----------
      Total research and development..........................................      46,733      40,535      22,969
  General and administrative..................................................       8,110       8,819       8,173
                                                                                ----------  ----------  ----------
    TOTAL OPERATING EXPENSES..................................................      54,843      49,354      31,142
                                                                                ----------  ----------  ----------
LOSS FROM OPERATIONS..........................................................     (51,227)    (45,240)    (24,718)
Other income (expense)........................................................       3,140         852       6,265
                                                                                ----------  ----------  ----------
NET LOSS......................................................................  ($  48,087) ($  44,388) ($  18,453)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
NET LOSS PER SHARE............................................................  ($    3.43) ($    4.54) ($    1.89)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
WEIGHTED AVERAGE SHARES OUTSTANDING...........................................      14,028       9,773       9,738
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                            See accompanying notes.

                                 SYSTEMIX, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                           UNREALIZED
                                                                                           GAIN (LOSS)                  TOTAL
                                              COMMON STOCK         ADDITIONAL  DEFERRED        ON          ACCUM-       STOCK-
                                        -------------------------   PAID-IN     COMPEN-    SHORT-TERM      ULATED      HOLDERS'
                                           SHARES       AMOUNT      CAPITAL     SATION     INVESTMENTS     DEFICIT      EQUITY
                                        ------------  -----------  ----------  ---------  -------------  -----------  ----------
BALANCE AT DECEMBER 31, 1992..........     9,710,275   $     109   $  163,793  $    (397)   $      --    $   (37,281) $  126,224
Issuance of common stock for cash
  pursuant to option exercises........        41,525           1           19                                                 20
Deferred compensation related to
  issuance of certain stock options...                                    475       (475)                                     --
Amortization of deferred
  compensation........................                                               380                                     380
Net loss..............................                                                                       (18,453)    (18,453)
                                        ------------       -----   ----------  ---------        -----    -----------  ----------
BALANCE AT DECEMBER 31, 1993..........     9,751,800         110      164,287       (492)          --        (55,734)    108,171
Issuance of common stock for cash
  pursuant to option exercises........        36,483          --           13                                                 13
Deferred compensation related to
  issuance of certain stock options...                                    130       (130)                                     --
Amortization of deferred
  compensation........................                                               214                                     214
Unrealized gain (loss) on short-term
  investments.........................                                                           (309)                      (309)
Net loss..............................                                                                       (44,388)    (44,388)
                                        ------------       -----   ----------  ---------        -----    -----------  ----------
BALANCE AT DECEMBER 31, 1994..........     9,788,283         110      164,430       (408)        (309)      (100,122)     63,701
Issuance of common stock for cash
  pursuant to option exercises........        58,539          --           31                                                 31
Issuance of common stock to Sandoz,
  net of offering costs of $496.......     4,616,272          47       79,457                                             79,504
Deferred compensation related to
  issuance of certain stock options...                                    328       (328)                                     --
Amortization of deferred
  compensation........................                                               332                                     332
Change in unrealized gain (loss) on
  short-term investments..............                                                            699                        699
Contribution of Progenesys joint
  venture equity by Sandoz............                                  2,290                                              2,290
Net loss..............................                                                                       (48,087)    (48,087)
                                        ------------       -----   ----------  ---------        -----    -----------  ----------
BALANCE AT DECEMBER 31, 1995..........    14,463,094   $     157   $  246,536  $    (404)   $     390    $  (148,209) $   98,470
                                        ------------       -----   ----------  ---------        -----    -----------  ----------
                                        ------------       -----   ----------  ---------        -----    -----------  ----------

                            See accompanying notes.

                                 SYSTEMIX, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1995        1994        1993
                                                                                ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss....................................................................  ($  48,087) ($  44,388) ($  18,453)
  Adjustments to reconcile net cash used by operating activities: Depreciation
    and amortization..........................................................       9,472       5,541       3,203
    Changes in certain assets/liabilities:
      Accounts receivable.....................................................         (13)        738        (802)
      Prepaid expenses and other current assets...............................         (72)       (309)       (683)
      Deposits and other assets...............................................          71        (120)       (361)
      Accounts payable and accrued liabilities................................        (767)     (3,599)      4,742
      Accrued compensation....................................................         476       1,203         888
      Investment in gene therapy joint venture................................         365      (1,753)         --
      Accrued rent............................................................       1,592       1,374       1,605
      Deferred revenue from related party.....................................       2,207         890        (452)
                                                                                ----------  ----------  ----------
        Total adjustments.....................................................      13,331       3,965       8,140
                                                                                ----------  ----------  ----------
NET CASH USED BY OPERATING ACTIVITIES.........................................     (34,756)    (40,423)    (10,313)

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures......................................................      (4,259)    (22,152)    (28,878)
    Purchases of available-for-sale investments...............................    (104,043)    (14,007)         --
    Proceeds from sales of available-for-sale investments.....................      22,299      55,328          --
    Proceeds from maturities of available-for-sale investments................      41,678      14,706          --
    Purchases of investments..................................................          --          --    (165,172)
    Proceeds from sales of investments........................................          --          --     197,220
                                                                                ----------  ----------  ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES...........................     (44,325)     33,875       3,170
                                                                                ----------  ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Payments under capital lease obligations..................................      (1,680)     (1,404)       (521)
    Proceeds under capital lease obligations..................................          --       4,033       5,893
    Net proceeds from issuance of common stock................................      79,535          13          20
    Net proceeds from dissolution of the joint venture........................       1,431          --          --
                                                                                ----------  ----------  ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES.....................................      79,286       2,642       5,392
                                                                                ----------  ----------  ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........................         205      (3,906)     (1,751)

Cash and cash equivalents at beginning of year................................       1,474       5,380       7,131
                                                                                ----------  ----------  ----------
Cash and cash equivalents at end of year......................................  $    1,679  $    1,474  $    5,380
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
SUPPLEMENTAL SCHEDULE NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Net assets transferred from dissolution of joint venture....................  $    2,248  $       --  $       --
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
  Deferred compensation related to the issuance of stock options..............  $      328  $      130  $      475
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Interest paid during the year...............................................  $      716  $      687  $      170
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                            See accompanying notes.

                                 SYSTEMIX, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    SyStemix, Inc. (the "Company"), incorporated in the State of Delaware on May 13, 1988, is a biotechnology company focused on creating new cellular and cell-based gene therapies for major disorders of the blood and immune system based on the use of the human hematopoietic stem cell.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

    DEPRECIATION AND AMORTIZATION

    The Company depreciates property and equipment using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Furniture and equipment leased under capital leases are amortized using the straight-line method over the lease term. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the facility lease term (generally 10 years). Depreciation and amortization expense for the year ended December 31, 1995 was $9.1 million ($5.3 million in 1994 and $2.8 million in 1993).

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options are excluded from the computation as their effect is antidilutive.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash held in commercial banks, time deposits and other highly liquid investments with an original maturity of 90 days or less. Cash equivalents are readily convertible into cash and have insignificant interest rate risk.

    INVESTMENTS

    Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held to maturity when the Company has a positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Marketable debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) fair value based on quoted market prices, with the unrealized gains and losses reported in a separate component of stockholders' equity. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains or losses and declines in value judged to be other-than-temporary are included in other income. For the year ended December 31, 1995, the gross realized gains and losses on available-for-sale and held-to-maturity securities were immaterial. The cost of securities sold is based on the specific identification method. With the exception of securities issued by the U.S. government, by policy the Company limits the amount of credit exposure to any one issuer. The Company has not experienced any significant losses related to these investments.

    REVENUE RECOGNITION

    Collaborative research revenue earned is based on research expenses incurred. Amounts received in advance of services to be performed are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period earned.

    The Company has received government grants which support the Company's research effort in specific research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements.

    Contract testing revenue is recognized in the period earned on a cost plus basis as defined in the relevant agreements.

    STOCK COMPENSATION

    In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, "Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995. Under SFAS 123 stock-based compensation expense to employees is measured using either the intrinsic value method as prescribed by Accounting Principle Board Opinion No. 25 or the fair-value method described in SFAS 123. Companies choosing the intrinsic-value method will be required to disclose the pro-forma impact of the fair-value method on net income and earnings per share. The Company plans to implement the standard in 1996 using the instrinsic-value method for stock awards to employees. There will be no effect of adopting the standard on the Company's financial position or results of operations.

    IMPAIRMENT/DISPOSITION OF LONG-LIVED ASSETS

    In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS 121 in the first quarter of 1996. Based on current circumstances the Company believes there will be no effect of adopting the standard on the Company's financial position or results of operations.

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

2. SANDOZ LTD. INVESTMENT

    On February 19, 1992, Sandoz Biotech Holdings Corporation ("Sandoz Biotech"), an indirect wholly owned subsidiary of Sandoz Ltd., concluded a tender offer for 4,011,684 shares of the Company's Common Stock, or 49.13% of the Company's then outstanding shares (on a fully diluted basis) for $70 per share. In addition, on February 19, 1992 the Company issued 1,982,143 additional shares of the Company's Common Stock for $56 per share or an aggregate of approximately $111 million, thereby raising Sandoz Biotech's aggregated ownership to 60%.

    On January 30, 1995 the Company and Sandoz Biotech entered into a stock and warrant purchase agreement whereby the Company issued to Sandoz Biotech, on February 2, 1995, an additional 4,616,272 shares of common stock and warrants to purchase an additional 1,367,600 shares of common stock in exchange for proceeds of $80.0 million. The warrants have an exercise price of $27.50 per share and are exercisable during a three year period ending February 2, 1998. Certain portions of the 1992 acquisition agreement were amended to allow this transaction. The amended acquisition agreement provides that until December 16, 1998, Sandoz Biotech is prohibited from increasing its share holding above 71.6% on a fully-diluted basis (73.9% if the warrants are exercised in full), and from December 17, 1998 to February 18, 2002 above 75%. Sandoz Biotech is, however, permitted to make a tender offer for 100% of the Company's outstanding shares of common stock at any time, but only if the offer is approved by a majority of the Company's independent directors. As of December 31, 1995, Sandoz Biotech held 10,610,099 shares of the Company's common stock.

3. JOINT VENTURE AGREEMENT WITH SANDOZ PHARMACEUTICAL CORP.

    In April 1993, the Company and Sandoz Pharmaceutical Corp., a wholly owned affiliate of Sandoz Pharma, Ltd. (collectively "Sandoz"), formed an equally owned joint venture ("Progenesys") to research and develop hematopoietic cell-based, somatic gene therapies against HIV infection. The Company and Sandoz licensed their initial technologies within the field to Progenesys. In addition, the Company and Sandoz were each obligated to provide $5.0 million of funding annually to Progenesys through March 1996. The Company accounted for its investment in Progenesys under the equity method. On August 31, 1995, the Company and Sandoz dissolved Progenesys and entered into an agreement for research and development of hematopoietic cell-based somatic gene therapy or prophylaxis of HIV infection (the "HIV Gene Therapy Collaboration"). The terms and conditions of the HIV Gene Therapy Collaboration agreement are substantially equivalent to those of the partnership agreement of April 1993 which created Progenesys. Under the terms of both agreements, the Company and Sandoz are obligated to fund the project equally. Commencing April 1996, the Company, at its option may elect to have Sandoz fund a portion or all of the Company's obligation, to be repaid out of future profits, if any, of the project. The Company intends to elect this option as of April 1996. As a result the Sandoz funding will be treated as collaborative research revenues.

    After the dissolution of the partnership, the net assets of Progenesys were transferred to the Company resulting in a $2.29 million increase in paid in capital associated with the contribution of Sandoz's interest in the joint venture, and employees of the joint venture became employees of the Company. The Company's share of Progenesys' operating loss amounted to $2.94 million (prior to the dissolution of Progenesys) and $4.0 million for the years ended December 31, 1995 and 1994, respectively. Summarized

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

3. JOINT VENTURE AGREEMENT WITH SANDOZ PHARMACEUTICAL CORP. (CONTINUED) information for Progenesys at August 31, 1995 (dissolution date) and December 31, 1994, and for the periods then ended is as follows (in thousands):

                                                                             1995       1994
                                                                           ---------  ---------
Total Assets.............................................................             $   8,525
                                                                                      ---------
                                                                                      ---------
Total Liabilities........................................................             $     932
                                                                                      ---------
                                                                                      ---------
Expenses:
  Research and development...............................................  $   5,532  $   7,497
  General and administrative.............................................        332        497
                                                                           ---------  ---------
Net loss.................................................................  ($  5,864) ($  7,994)
                                                                           ---------  ---------
                                                                           ---------  ---------

4. COLLABORATIVE RESEARCH AGREEMENTS WITH SANDOZ

    In July 1992, the Company entered into an agreement with Sandoz to work jointly to identify and isolate a gene that encodes a growth factor that is responsible for human stem cell self-renewal. Under the terms of the agreement, the Company granted Sandoz worldwide rights to use the stem cell growth factor ("SCGF") for IN VIVO uses. The Company retained worldwide rights to use the growth factor EX VIVO and the option to co-promote any resulting product in the United States for IN VIVO uses. In exchange, Sandoz funded the Company's research and development efforts on the SCGF project and made payments to the Company upon the achievement of certain milestones. Pursuant to the terms of the agreement permitting termination after 18 months, the SCGF collaboration ended on June 30, 1994. The Company has reacquired rights previously granted for IN VIVO uses and has continued to fund the SCGF project internally. Revenue earned under the agreement during 1994 was $1.84 million ($5.66 million in 1993).

    In November 1993, the Company entered into a two-year agreement with Sandoz to work jointly to develop and discover therapeutic agents for HIV infection (the "Anti-Virals Collaboration"). Sandoz funded 50% of the research project. The Company and Sandoz jointly decided to terminate the agreement as of March 31, 1995. Revenue earned in conjunction with this collaboration was $252,000 and $1.37 million for the years ended December 31, 1995 and 1994, respectively.

5. INVESTMENTS

    The following is a summary of available-for-sale securities at December 31, 1995 and 1994:

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

5. INVESTMENTS (CONTINUED)

                                                                          AVAILABLE-FOR SALE SECURITIES
                                              --------------------------------------------------------------------------------------
                                                                           GROSS                 GROSS               ESTIMATED
                                                   AMORTIZED             UNREALIZED            UNREALIZED               FAIR
                                                      COST                 GAINS                 LOSSES                VALUE
                                              --------------------  --------------------  --------------------  --------------------

(IN THOUSANDS)                                  1995       1994       1995       1994       1995       1994       1995       1994
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Asset-backed securities.....................  $     565  $   4,951  $      --  $      --  $      (5) $    (179) $     559  $   4,772
U.S. Corporate securities...................      8,624      2,585         33         --         --       (104)     8,657      2,481
U.S. Treasury securities and obligations of
  other U.S. government agencies............     34,286         --        203         --         --         --     34,489         --
U.S. Corporate commercial paper.............     12,325         --        158         --         --         --     12,483         --
Mortgage-backed securities..................         --      1,311         --         --         --        (26)        --      1,285
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              $  55,799  $   8,847        394  $      --  $      (5) $    (309) $  56,188  $   8,538
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

    The following is a summary of held-to-maturity securities at December 31, 1995 and 1994:

                                                                        HELD-TO-MATURITY SECURITIES
                                               -----------------------------------------------------------------------------
                                                                            GROSS                  GROSS           ESTIMATED
                                                    AMORTIZED             UNREALIZED             UNREALIZED          FAIR
                                                       COST                 GAINS                  LOSSES            VALUE
                                               --------------------  --------------------  ----------------------  ---------

(IN THOUSANDS)                                   1995       1994       1995       1994        1995        1994       1995
                                               ---------  ---------  ---------  ---------     -----     ---------  ---------
U.S. Treasury securities and obligations of
  other U.S. government agencies.............  $   9,648  $  16,533  $      --  $      --   $      (8)  $    (499) $   9,640
                                                                                                   --
                                                                                                   --
                                               ---------  ---------  ---------  ---------               ---------  ---------
                                               ---------  ---------  ---------  ---------               ---------  ---------



(IN THOUSANDS)                                   1994
                                               ---------
U.S. Treasury securities and obligations of
  other U.S. government agencies.............  $  16,034

                                               ---------
                                               ---------

    The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                            AVAILABLE-FOR-SALE
                                                                                SECURITIES
                                                                         ------------------------
                                                                                       ESTIMATED
                                                                          AMORTIZED      FAIR
                                                                            COST         VALUE
                                                                         -----------  -----------
(IN THOUSANDS)                                                              1995         1995
                                                                         -----------  -----------
Due in one year or less................................................   $  55,235    $  55,629
Due after one year through three years.................................         564          559
Due after three years..................................................          --           --
                                                                         -----------  -----------
                                                                          $  55,799    $  56,188
                                                                         -----------  -----------
                                                                         -----------  -----------

    Held to maturity securities at December 31, 1995, due in one year or less, were $9.65 million at amortized cost and $9.64 million at estimated fair value.

6. LEASE AND RENTAL COMMITMENTS

    During 1993 the Company converted its $1.5 million capital lease line with an original principal value of $883,000 into a new $11 million capital lease line. The Company refinanced $4.0 million and $5.9 million

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

6. LEASE AND RENTAL COMMITMENTS (CONTINUED) of fixed assets under this new capital lease line during 1994 and 1993, respectively. Under the terms of the capital lease line, the Company is required to maintain compensating balances in its short-term and long-term investments equal to 110% of the total principal amounts outstanding under the lease line, which amounted to $8.2 million at December 31, 1995 and $10.1 million at December 31, 1994.

    Accumulated amortization related to assets under all capital leases at December 31, 1995 was $6.4 million ($4.3 million in 1994).

    The Company leases certain of its facilities under noncancelable operating leases for an initial term plus renewal options. Total rent expense was approximately $3.3 million in 1995 ($3.2 million in 1994 and $3.0 million in 1993). The Company recognizes rent expense on a straight-line basis over the original lease term.

    Future minimum lease payments under operating leases (excluding aggregate sublease rental income of $4.5 million) and capital leases, together with the present value of the minimum lease payments as of December 31, 1995 are as follows (in thousands):

                                                                                                           CAPITAL
                                                                                             OPERATING      LEASE
                                                                                              LEASES     OBLIGATIONS
                                                                                            -----------  -----------
Year ending December 31:
      1996................................................................................   $   5,013    $   2,397
      1997................................................................................       4,751        2,397
      1998................................................................................       5,316        2,847
      1999................................................................................       5,671          913
      2000 and thereafter.................................................................      24,183           --
                                                                                            -----------  -----------
Total lease payments......................................................................   $  44,934        8,554
                                                                                            -----------
                                                                                            -----------
Less amount representing interest.........................................................                   (1,205)
                                                                                                         -----------

Present value of future lease payments....................................................                    7,349
Less current portion......................................................................                   (1,831)
                                                                                                         -----------
Noncurrent portion of capital lease obligations...........................................                $   5,518
                                                                                                         -----------
                                                                                                         -----------

7. STOCK OPTION PLANS

    In March 1989, the Board of Directors of the Company approved the 1988 Stock Option Plan (the "1988 Plan") whereby incentive and non-statutory options to acquire common stock of the Company are granted to employees and officers of, and consultants to, the Company. In June 1991, the Board of Directors of the Company approved the 1991 Stock Option and Incentive Plan (the "1991 Plan" or, together with the 1988 Plan, the "Plans") pursuant to which the committee administering the Plans may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards and performance share awards (collectively with grants under the 1988 Plan, "Awards") to participants. Awards under the 1991 Plan may be made to eligible employees of the Company, including officers, and nonqualified stock options may be granted to eligible consultants to the Company and, on a non-discretionary basis, to certain non-employee directors of the Company. In June 1995, the Board of

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

7. STOCK OPTION PLANS (CONTINUED)
Directors of the Company and Shareholders authorized an increase of shares of Common Stock for issuance under the Plans from 2,350,000 to 4,000,000 shares. Under the Plans, the exercise price of incentive stock options granted may not be less than 100% (110% in the case of any options granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock on the date of grant of the option. Awards generally become exercisable over a four-year period and generally expire ten years from date of grant.

    In June 1994, the Board of Directors of the Company approved a resolution to offer eligible employees (excluding executive officers) holding stock options granted under the 1991 Plan the opportunity to exchange their original stock options for new options granted at the then current fair market value. As a result, options on 359,779 shares were canceled and regranted. Other than the change in exercise price and addition of a restriction on exercise through December 15, 1994, the new options were granted on the same terms and conditions as the surrendered options.

    The Company has recorded deferred compensation expense for the difference between the grant price and the fair market value of the Company's common stock for certain Awards granted in 1995, 1994 and 1993. Amortization of deferred compensation for the year ended December 31, 1995 was $332,000 ($214,000 is 1994 and $380,000 in 1993).

    Awards to purchase 766,332 shares of common stock were exercisable at an aggregate price of approximately $14.3 million as of December 31, 1995 (398,992 shares at $5.3 million in 1994).

    Activity under the Plans was as follows:

                                                                                   OUTSTANDING AWARDS
                                                               SHARES    ---------------------------------------
                                                             AVAILABLE                              AGGREGATE
                                                             FOR GRANT     SHARES       PRICE     (IN THOUSANDS)
                                                             ----------  ----------  -----------  --------------
BALANCES AT DECEMBER 31, 1992..............................     261,234     644,428  $ .01-58.00    $   10,738
Authorization of additional shares for issuance............   1,000,000          --           --            --
Awards granted.............................................    (443,760)    443,760    .01-25.00         7,648
Awards exercised...........................................          --     (41,525)   .01-  .79           (20)
Awards canceled............................................      39,395     (39,395)   .01-54.50          (525)
                                                             ----------  ----------  -----------       -------

BALANCES AT DECEMBER 31, 1993..............................     856,869   1,007,268    .01-58.00        17,841
Awards granted.............................................    (990,469)    990,469    .01-41.25        16,704
Awards exercised...........................................          --     (36,483)   .01-17.25           (13)
Awards canceled............................................     475,638    (475,638)   .01-58.00        (8,859)
                                                             ----------  ----------  -----------       -------

BALANCES AT DECEMBER 31, 1994..............................     342,038   1,485,616    .01-41.25        25,673
Authorization of additional shares for issuance............   1,650,000          --           --            --
Awards granted.............................................    (652,825)    652,825    .01-19.25         8,797
Awards exercised...........................................          --     (58,539)   .01-12.76           (32)
Awards canceled............................................     385,721    (385,721)   .01-23.00        (6,051)
                                                             ----------  ----------  -----------       -------

BALANCES AT DECEMBER 31, 1995..............................   1,724,934   1,694,181  $ .01-23.00    $   28,387
                                                             ----------  ----------  -----------       -------
                                                             ----------  ----------  -----------       -------

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

8. OTHER INCOME (EXPENSE)

    Other income (expense) consists of the following (in thousands):

                                                                                         1995       1994       1993
                                                                                       ---------  ---------  ---------
Interest income......................................................................  $   4,302  $   2,455  $   5,512
Realized gain (loss) on sale of marketable securities................................        (87)      (835)       929
Loss on disposal of property and equipment...........................................       (270)        --         --
Interest expense.....................................................................       (716)      (687)      (170)
Other................................................................................        (89)       (81)        (6)
                                                                                       ---------  ---------  ---------
                                                                                       $   3,140  $     852  $   6,265
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

9. AGREEMENTS WITH STANFORD UNIVERSITY

    In September 1992, the Company amended the development and license agreement with Stanford University which allows the Company to use Stanford's technology and licensed patents relating to the SCID-hu mouse for the purpose of developing, manufacturing and selling any products derived therefrom. The license is exclusive for a term commencing January 1, 1992 and will end March 1, 2000. In exchange for the use of the technology, the Company has made $75,000 payments to Stanford in 1995, 1994 and 1993 which were charged to research and development expense and will continue to make annual payments. In addition, the Company will pay royalties upon the successful commercialization of any products under terms specified in the agreement.

    In March 1994, the Company together with Sandoz agreed to provide funding for a portion of the research carried out at Stanford University School of Medicine. The Company provided $796,000 of funding in 1995 and $960,000 in 1994 and will fund the research program through December 1996; the amount and nature of the 1996 funding is under negotiation. The research is directed by Dr. Irving Weissman as Principal Investigator. Dr. Weissman is a director, consultant, and chairman of the scientific advisory board of the Company. The agreement provides that the Company and Sandoz have the right to negotiate with Stanford for a license on commercially reasonable terms for intellectual property, if any, that results from the funding. The research funded under this agreement is not currently funded in any way by any other party.

10. FEDERAL INCOME TAXES

    As of December 31, 1995, the Company has net operating loss carryforwards of approximately $120.0 million for federal income tax purposes. These carryforwards, if not utilized to offset taxable income in future periods, will expire in the years 2003 through 2010.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 1995 and 1994 are as follows:

                                 SYSTEMIX, INC.

                               DECEMBER 31, 1995

10. FEDERAL INCOME TAXES (CONTINUED)
    Deferred tax assets (in thousands):

                                                                            1995       1994
                                                                          ---------  ---------
Net operating loss carryforwards........................................  $  41,100  $  29,800
Research credits (expire in 2003 through 2010)..........................      4,400      3,300
Capitalized research and development....................................      6,100      3,400
Other...................................................................      5,800      2,500
                                                                          ---------  ---------
Total deferred tax assets...............................................     57,400     39,000
Valuation allowance for deferred tax assets.............................    (57,400)   (39,000)
                                                                          ---------  ---------
Net deferred tax assets.................................................  $       0  $       0
                                                                          ---------  ---------
                                                                          ---------  ---------

    Utilization of the net operating losses and credits may be subject to an annual limitation due to the change in ownership limitations provided by the Internal Revenue Code 1986.

    The valuation allowance for deferred tax assets increased by approximately $17.0 million and $7.0 million for the year ended December 31, 1994 and 1993, respectively.

                                                                      SCHEDULE V

               UNAUDITED FINANCIAL STATEMENTS (AND RELATED NOTES)
                      FOR THE COMPANY FOR THE PERIOD ENDED
                               SEPTEMBER 30, 1996
                                 SYSTEMIX, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                                          1996           1995
                                                                                      -------------  ------------
                                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................................................   $     1,995    $    1,679
  Short-term investments............................................................        48,373        65,836
  Accounts receivable...............................................................           259           256
  Prepaid expenses and other current assets.........................................         1,164         1,336
                                                                                      -------------  ------------
    TOTAL CURRENT ASSETS............................................................        51,791        69,107
Net property and equipment..........................................................        44,862        50,553
Deposits and other assets...........................................................           617           542
                                                                                      -------------  ------------
                                                                                       $    97,270    $  120,202
                                                                                      -------------  ------------
                                                                                      -------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities..........................................   $     6,744    $    6,681
  Current portion of capital lease obligation.......................................         1,951         1,831
  Deferred revenue from related party...............................................         8,400         3,097
  Current portion of accrued rent...................................................            54            69
                                                                                      -------------  ------------
    TOTAL CURRENT LIABILITIES.......................................................        17,149        11,678
Noncurrent portion of capital lease obligation......................................         4,037         5,518
Accrued rent, less current portion..................................................         4,730         4,536

STOCKHOLDERS' EQUITY
  Common stock......................................................................           165           157
  Additional paid in capital........................................................       246,827       246,536
  Deferred compensation.............................................................          (293)         (404)
  Unrealized gain on short-term investments.........................................           688           390
  Accumulated deficit...............................................................      (176,033)     (148,209)
                                                                                      -------------  ------------
    TOTAL STOCKHOLDERS' EQUITY......................................................        71,354        98,470
                                                                                      -------------  ------------
                                                                                       $    97,270    $  120,202
                                                                                      -------------  ------------
                                                                                      -------------  ------------

                            See accompanying notes.

                                 SYSTEMIX, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  (UNAUDITED)

                                                                      THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                         SEPTEMBER 30,          SEPTEMBER 30,
                                                                     ---------------------  ----------------------
                                                                       1996        1995        1996        1995
                                                                     ---------  ----------  ----------  ----------
REVENUES
    Collaborative research from related party......................  $   2,975  $      474  $    6,835  $      726
    Collaborative research.........................................         32          --         227          --
    Research grants................................................         15         117          79         798
    Contract testing...............................................         --          --          --         161
    Other..........................................................         31          44         110          44
                                                                     ---------  ----------  ----------  ----------
      TOTAL REVENUES...............................................      3,053         635       7,251       1,729

EXPENSES
  Research and development:
    Collaborative research.........................................      3,007         739       7,697       1,245
    Research grants................................................         15         117          79         798
    Gene therapy joint venture.....................................         --         862          --       2,940
    Company-sponsored..............................................      7,462       9,280      23,315      28,994
                                                                     ---------  ----------  ----------  ----------
      Total research and development...............................     10,484      10,998      31,091      33,977
  General and administrative.......................................      2,082       1,868       5,891       5,775
                                                                     ---------  ----------  ----------  ----------
      TOTAL OPERATING EXPENSES.....................................     12,566      12,866      36,982      39,752
                                                                     ---------  ----------  ----------  ----------
LOSS FROM OPERATIONS...............................................     (9,513)    (12,231)    (29,731)    (38,023)
Other income (net).................................................        666         990       1,907       2,783
                                                                     ---------  ----------  ----------  ----------
NET LOSS...........................................................     (8,847) $  (11,241)    (27,824)    (35,240)
                                                                     ---------  ----------  ----------  ----------
                                                                     ---------  ----------  ----------  ----------
NET LOSS PER SHARE.................................................  $    (.61) $     (.78) $    (1.92) $    (2.54)
                                                                     ---------  ----------  ----------  ----------
                                                                     ---------  ----------  ----------  ----------
SHARES USED IN COMPUTING NET LOSS PER SHARE........................     14,493      14,434      14,479      13,880
                                                                     ---------  ----------  ----------  ----------
                                                                     ---------  ----------  ----------  ----------

                            See accompanying notes.

                                 SYSTEMIX, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS
                                  (UNAUDITED)

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss................................................................................  $  (27,824) $  (35,240)
  ADJUSTMENTS TO RECONCILE NET CASH USED BY OPERATING ACTIVITIES:
    Depreciation and amortization.........................................................       7,427       6,717
    Changes in certain assets/liabilities:
      Accounts receivable.................................................................          (3)     (1,089)
      Prepaid expenses and other current assets...........................................         172         (18)
      Investment in gene therapy joint venture............................................          --         365
      Deposits and other assets...........................................................         (75)        109
      Accounts payable and other liabilities..............................................         242      (1,813)
      Deferred revenue....................................................................       5,303        (247)
                                                                                            ----------  ----------
        Total adjustments.................................................................      13,066       4,024
                                                                                            ----------  ----------
  NET CASH USED BY OPERATING ACTIVITIES...................................................     (14,758)    (31,216)
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures....................................................................      (1,625)     (3,795)
  Net change in investments...............................................................      17,761     (17,466)
                                                                                            ----------  ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.......................................      16,136     (21,261)
                                                                                            ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on capital lease obligations...................................................      (1,361)     (1,248)
  Net proceeds from issuance of common stock..............................................         299      79,585
  Net proceeds from dissolution of the joint venture......................................          --       1,431
                                                                                            ----------  ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.......................................      (1,062)     79,768
                                                                                            ----------  ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS.................................................         316      27,291
Cash and cash equivalents at beginning of period..........................................       1,679       1,474
                                                                                            ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD................................................  $    1,995  $   28,765
                                                                                            ----------  ----------
                                                                                            ----------  ----------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Deferred compensation related to the issuance of stock options..........................          --  $       42
                                                                                            ----------  ----------
                                                                                            ----------  ----------
  Net assets transferred from dissolution of the joint venture............................          --  $    2,248
                                                                                            ----------  ----------
                                                                                            ----------  ----------
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Interest paid during the period.........................................................  $      440  $      551
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                             See accompanying notes

                                 SYSTEMIX, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    SyStemix, Inc. (the "Company"), incorporated in the State of Delaware on May 13, 1988, is a biotechnology company focused on creating new cellular and cell-based gene therapies for major disorders of the blood and immune system, based on the use of the human hematopoietic stem cell.

    INTERIM FINANCIAL INFORMATION

    The balance sheet as of September 30, 1996, and the statements of operations and cash flows for the three and nine month periods ended September 30, 1996 and 1995 are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). The December 31, 1995 condensed consolidated balance sheet was derived from audited financial statements included in the Company's Form 10-K. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1995 as filed with the SEC. Results for any interim period are not necessarily indicative of results for any other interim period or for the entire year.

    NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive.

2. RESEARCH AND DEVELOPMENT COLLABORATION WITH SANDOZ PHARMACEUTICALS
CORPORATION

    In April 1993, the Company and Sandoz Pharmaceuticals Corporation, a wholly owned affiliate of Sandoz Pharma, Ltd. (collectively "Sandoz"), formed an equally owned joint venture ("Progenesys") to research and develop hematopoietic cell-based, somatic gene therapies against HIV infection. The Company and Sandoz licensed their initial technologies within the field to Progenesys. In addition, the Company and Sandoz were each obligated to provide $5.0 million of funding annually to Progenesys through March 1996. The Company accounted for its investment in Progenesys under the equity method. On August 31, 1995, the Company and Sandoz dissolved Progenesys and entered into a collaborative agreement for research and development of hematopoietic cell-based somatic gene therapy designed to prevent replication of HIV in symptomatic or asymptomatic patients (the "HIV Gene Therapy Collaboration"). The terms and conditions of the HIV Gene Therapy Collaboration agreement are substantially equivalent to those of the partnership agreement of April 1993 which created Progenesys. Under the terms of both agreements, the Company and Sandoz are obligated to fund the project equally and share equally in the profits and losses of the project. Commencing April 1996, the Company, pursuant to the terms of the HIV Gene Therapy Collaboration Agreement, elected to have Sandoz fund all of the Company's obligation, to be repaid out of future profits, if any, of the project. The Sandoz funding is recognized as

                                 SYSTEMIX, INC.

2. RESEARCH AND DEVELOPMENT COLLABORATION WITH SANDOZ PHARMACEUTICALS CORPORATION (CONTINUED) collaborative research revenues as expenses are incurred. Revenue earned under the HIV Gene Therapy Collaboration was $6.84 million for the nine months ended September 30, 1996. Sandoz Biotech Holdings Corporation, an indirect wholly-owned subsidiary of Sandoz Ltd., is a majority shareholder of the Company.

3. LEGAL PROCEEDINGS

    The Company has been served notice or been informed of six stockholder lawsuits with respect to the May 23, 1996 Sandoz proposal to acquire all of the shares of the Company that Sandoz does not already own, at a proposed price of $17.00 per share. The lawsuits have been filed in the Court of Chancery of the State of Delaware in New Castle County, each suit asking for class action status and naming the Company, Sandoz and its affiliated entities, and the individual members of the Company's Board of Directors as defendants. The suits have been consolidated into one action and generally seek to enjoin consummation of the Sandoz proposal on the grounds that the consideration to be paid to the public shareholders under the proposal is unfair and inadequate. Pursuant to a court-approved stipulation, dated July 15, 1996, no response to the suits will be made by the defendants until 20 days after they receive notice that a response is required. The litigation could result in substantial expense to the Company and significant diversion of efforts of the Company's management team.

    Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

          BY MAIL:              BY FACSIMILE TRANSMISSION:        BY HAND/BY OVERNIGHT
   ChaseMellon Shareholder            (201) 329-8936              DELIVERY: ChaseMellon
      Services, L.L.C.                                                 Shareholder
  Reorganization Department                                         Services, L.L.C.
         PO Box 798                                             Reorganization Department
       Midtown Station                                                120 Broadway
     New York, NY 10018            Confirm by Telephone:               13th Floor
                                      (201) 296-4209               New York, NY 10271

    Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                     [LOGO]

                               Wall Street Plaza
                            New York, New York 10005

                        Banks and Brokers Call Collect:
                                 (212) 440-9800

                           All Others Call Toll Free:
                                 1-800-223-2064

                        THE DEALER MANAGER FOR THE OFFER IS:
                              MORGAN STANLEY & CO.
                                     INCORPORATED

                                 1585 Broadway
                            New York, New York 10036
                                 (212) 761-7621